Exhibit 99.2
Dear Shareholder:
You are cordially invited to attend the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Thursday, June 22, 2023 at 10:00, local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.
We have attached a Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and enclosed an attendance form and proxy card for use in connection with the meeting.
We hope that you will be able to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it to American Stock Transfer and Trust Company, as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. The signed attendance form must be received no later than 5 p.m. (New York time) on Friday, June 16, 2023 in order for you to attend the meeting.
The Annual General Meeting will also be streamed live via webcast on our website: https://corporate.qiagen.com/agm2023. Shareholders will be able to follow the meeting in listen-only mode. It will not be possible to vote or address the meeting via the webcast.
Whether or not you plan to attend the Annual General Meeting, it is important that your ordinary shares are represented. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The completed proxy card must be received no later than 5:00 p.m. (New York time) on Monday, June 19, 2023 for your vote to count. Votes cast pursuant to a timely received proxy card shall be deemed votes cast in the meeting, and timely submitting your proxy will ensure your proper representation at the Annual General Meeting. If you physically attend the Annual General Meeting, you may vote in person if you wish, even if you have previously returned your proxy.

Sincerely,
/s/ Thierry Bernard     /s/ Roland Sackers

THIERRY BERNARD     ROLAND SACKERS
Managing Director     Managing Director
Venlo, The Netherlands
May 11, 2023
YOUR VOTE IS IMPORTANT.
PLEASE RETURN YOUR PROXY CARD PROMPTLY.

QIAGEN N.V.
____________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 22, 2023
____________________________

To The Shareholders:
Notice is hereby given that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Thursday, June 22, 2023 at 10:00, local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.
The Agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, is as follows (undefined terms in this Agenda shall have the meaning as set out in the Explanatory Notes thereto):
1.Opening.
2.Managing Board Report for the year ended December 31, 2022 (“Calendar Year 2022”).
3.Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Calendar Year 2022.
4.Adoption of the Annual Accounts for Calendar Year 2022 (voting item).
5.Advisory Vote on the Remuneration Report 2022 (advisory voting item).
6.Reservation and dividend policy.
7.Discharge from liability of the Managing Directors for the performance of their duties during Calendar Year 2022 (voting item).
8.Discharge from liability of the Supervisory Directors for the performance of their duties during Calendar Year 2022 (voting item).
9.Reappointment of the following eight Supervisory Directors of the Company for a term running up to and including the date of the Annual General Meeting in 2024 (voting items):
a.Dr. Metin Colpan;
b.Dr. Toralf Haag;
c.Prof. Dr. Ross L. Levine;
d.Prof. Dr. Elaine Mardis;
e.Dr. Eva Pisa;
f.Mr. Lawrence A. Rosen;
g.Mr. Stephen H. Rusckowski; and
h.Ms. Elizabeth E. Tallett.
10.Reappointment of the following two Managing Directors of the Company for a term running up to and including the date of the Annual General Meeting in 2024 (voting items):
a.Mr. Thierry Bernard; and
b.Mr. Roland Sackers.

11.Reappointment of KPMG Accountants N.V. as auditors of the Company for the calendar year ending December 31, 2023 (voting item).
12.Authorization of the Supervisory Board, until December 22, 2024 to (voting items):
a.issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of the shares issued and outstanding in the capital of the Company as at December 31, 2022 as included in the Annual Accounts for Calendar Year 2022; and
b.restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2022;
13.Authorization of the Managing Board, until December 22, 2024, to acquire shares in the Company’s own share capital (voting item).
14.Discretionary rights for the Managing Board to implement a capital repayment by means of a synthetic share repurchase (voting item):
a.    Proposal to amend the Company’s Articles of Association in accordance with the draft deed of amendment to the Company’s Articles of Association (Part I) to, amongst other things, increase the par value per ordinary share by an amount to be determined by the Managing Board of the Company;
b.    Proposal to amend the Company’s Articles of Association in accordance with the draft deed of amendment of the Company’s Articles of Association (Part II) to, amongst other things, consolidate the ordinary shares at a consolidation ratio to be determined by the Managing Board, subject to the approval of the Supervisory Board (the reverse stock split);
c.    Proposal to amend the Company’s Articles of Association in accordance with the draft deed of amendment of the Company’s Articles of Association (Part III) to decrease the par value per ordinary share to an amount of EUR 0.01 and to repay to the shareholders an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board, which amount will at maximum be USD 300 million in the aggregate; and
d.    Proposal to authorize each member of the Managing Board of the Company and each lawyer, (candidate) civil law notary and paralegal working at De Brauw Blackstone Westbroek N.V. to execute the three deeds of amendment of the Company’s Articles of Association (Part I, II and III).
15.Cancellation of fractional ordinary shares held by the Company (voting item).
16.Approval of the QIAGEN N.V. 2023 Stock Plan (voting item).
17.Questions.
18.Closing.
Meeting documentation
Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Calendar Year 2022, the reports of the Supervisory Board and the Managing Board, the Company’s 2022 Remuneration Report, the list and biographies of binding nominees for reappointment to the Supervisory Board and the Managing Board, a triptych containing an explanation to each of the proposed amendments to the Company’s Articles of Association (Part I, II and III) as contemplated by Agenda Item 14 as well as documents reflecting the verbatim text of the amendments proposed under Agenda Item 14, the QIAGEN N.V. 2023 Stock Plan, the information sent to the record holders of ordinary shares in connection with the Annual General Meeting and other documents relevant for the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL

Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.
Copies are also available on our website: https://corporate.qiagen.com/agm2023. In order to contribute to sustainability, we strongly encourage you to obtain your copies of the meeting documents electronically via our website.
In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2022 Annual Report to our shareholders. The 2022 Annual Report, which provides additional information regarding our 2022 financial results, and copies of the Notice of Annual General Meeting, including the Agenda and Explanatory Notes thereto, and Annual Accounts for Calendar Year 2022, can be accessed on our website: https://corporate.qiagen.com/agm2023. Printed copies of the 2022 Annual Report can also be obtained free of charge by visiting our website: https://corporate.qiagen.com/investor-relations/ir-contacts/information-request-form/ or by contacting QIAGEN Sciences LLC, Attention: Executive Assistant to Chief Financial Officer, 19300 Germantown Rd, Germantown, MD 20874, United States of America, Phone number: +1 240 686 7774 until the close of the Annual General Meeting.
Record date
Close of business (5:00 p.m. New York time / 23:00 Frankfurt am Main time) on Thursday, May 25, 2023 is the record date (the “Record Date”) for the determination of the record holders of ordinary shares entitled to attend and vote at the Annual General Meeting (in person or by proxy).
Attendance
All shareholders are cordially invited to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the Annual General Meeting.
Voting
Whether you plan to attend the Annual General Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience. Completed proxy cards may also be submitted via email to admin7@equiniti.com.
Other matters
In case you have any queries with respect to the Annual General Meeting, please contact agm2023@qiagen.com.
The Annual General Meeting will be streamed live via webcast on our website https://corporate.qiagen.com/agm2023. Shareholders will be able to follow the meeting in listen-only mode. It will not be possible to vote or address the meeting via the webcast.

By Order of the Managing Board

/s/ Thierry Bernard     /s/ Roland Sackers
THIERRY BERNARD     ROLAND SACKERS
Managing Director     Managing Director
May 11, 2023
Venlo, The Netherlands

QIAGEN N.V.
____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS
____________________________

EXPLANATORY NOTES TO AGENDA
I. General
The enclosed proxy card and the accompanying Notice of Annual General Meeting of Shareholders and Agenda are being mailed to shareholders of QIAGEN N.V. (the “Company” or “QIAGEN”) in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on Thursday, June 22, 2023 at 10:00 local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands. These proxy solicitation materials will be mailed on or about May 26, 2023 to all shareholders of record as of May 25, 2023, the record date for the Annual General Meeting.
Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Calendar Year 2022, the reports of the Company’s supervisory board (the “Supervisory Board”) and the Company’s managing board (the “Managing Board”), the Company’s 2022 Remuneration Report, the list and biographies of binding nominees for reappointment to the Supervisory Board and the Managing Board, a triptych containing an explanation to each of the proposed amendments to the Company’s Articles of Association (Part I, II and III) as contemplated by Agenda Item 14 as well as documents reflecting the verbatim text of the amendments proposed under Agenda Item 14, the QIAGEN N.V. 2023 Stock Plan, the information sent to the record holders of ordinary shares in connection with the Annual General Meeting and other documents relevant for the Annual General Meeting can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting. Copies are also available electronically on our website: https://corporate.qiagen.com/agm2023. In order to contribute to sustainability, we strongly encourage you to obtain your copies of the meeting documents electronically via our website.
In an effort to support sustainable business practices and reduce printing and mailing costs, we are not mailing paper copies of the Company’s 2022 Annual Report (the “2022 Annual Report”) to our shareholders. The 2022 Annual Report, which provides additional information regarding our 2022 financial results, and copies of the Notice of Annual General Meeting, including the Agenda and Explanatory Notes, and Annual Accounts for Calendar Year 2022, can be accessed on our website: https://corporate.qiagen.com/agm2023. Printed copies of the 2022 Annual Report can also be obtained free of charge by visiting our website: https://corporate.qiagen.com/investor-relations/ir-contacts/information-request-form/ or by contacting QIAGEN Sciences LLC, Attention: Executive Assistant to Chief Financial Officer, 19300 Germantown Rd, Germantown, MD 20874, United States of America, Phone number: +1 240 686 7774 until the close of the Annual General Meeting.
The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex, electronic mail and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.
The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.
II. Voting and Solicitation

In order to attend, address and vote at the Annual General Meeting, or vote by proxy, the record holders of ordinary shares are requested to advise the Company in writing in accordance with the procedure set forth in the Notice of Annual General Meeting of Shareholders. Close of business (5:00 p.m. New York time / 23:00 Frankfurt am Main time) on May 25, 2023 is the record date for the determination of the record holders of ordinary shares entitled to participate in and vote at the Annual General Meeting or by proxy.
At May 2, 2023, there were 230,829,308.67 shares issued in the Company’s share capital (including 46.56 fractional ordinary shares and 2,793,471.11 ordinary shares held in treasury by the Company, which cannot be voted), which shares were all ordinary shares (i.e. ordinary shares); no preference shares or financing preference shares have been issued to date.
Shareholders are entitled to one vote for each whole ordinary share held.
Each of the proposals to reappoint members to the Supervisory Board and the Managing Board set forth under Agenda Items 9 and 10 will be adopted irrespective of the number of votes cast in favor, unless such proposal is overruled by at least two-thirds of the votes cast being votes against the proposal, provided such votes also represent more than fifty percent (50%) of the issued share capital of the Company as of the record date of the Annual General Meeting.
The proposals (i) to authorize the Supervisory Board to restrict or exclude the pre-emptive rights with respect to issuing shares or granting subscription rights set forth under Agenda Item 12.b, (ii) to decrease the par value of the ordinary shares through an amendment of the Articles of Association in connection with the discretionary repayment of capital by means of a synthetic share repurchase set forth under Agenda Item 14.c, and (iii) to cancel fractional ordinary shares the Company holds in its own share capital set forth under Agenda Item 15 shall be validly adopted if adopted by at least two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General Meeting, the proposals set forth under Agenda Items 12.b, 14 (being one combined voting item, comprising Agenda Item 14.c referred to above) and 15 shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.
All other proposals presented to the shareholders at the Annual General Meeting shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting. No majority requirement applies to the non-binding advisory vote referred to under Agenda Item 5.
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Annual General meeting, and who wishes to vote in person, may do so by revoking his or her proxy as described in the preceding sentence. Mere attendance at the Annual General Meeting will not serve to revoke a proxy. Ordinary shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked prior to the Annual General Meeting, will be voted at the Annual General Meeting.
III. Explanatory Notes to Agenda Items
Explanatory Note to Item 2-Managing Board Report for Calendar Year 2022
At the Annual General Meeting, the Managing Board will conduct a presentation on the performance of the Company during Calendar Year 2022.
Explanatory Note to Item 3-Supervisory Board Report on the Company’s Annual Accounts for Calendar Year 2022
At the Annual General Meeting, the Supervisory Board will conduct a presentation of its report on the Company’s Annual Accounts for Calendar Year 2022.
Explanatory Note to Item 4-Adoption of the Annual Accounts for Calendar Year 2022

The shareholders of the Company are being asked to adopt the Annual Accounts for Calendar Year 2022. The Annual Report and the Annual Accounts have been prepared by the Managing Board and approved by the Supervisory Board.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 5- Advisory Vote on the Remuneration Report 2022.
At the Annual General Meeting, information on the implementation of the Remuneration Policies for the Managing Board and Supervisory Board during 2022 will be provided to shareholders. Following the presentation, it will be proposed to cast a favorable, non-binding, advisory vote in respect of the Remuneration Report for 2022.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A NON-BINDING ADVISORY VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 6-Reservation and Dividend Policy
The Company’s reservation and dividend policy is to retain the profits by way of reserve. Consequently, the Company will not pay a dividend to the shareholders out of the profits for 2022. This policy benefits our shareholders by increasing share value, and the Company believes that this policy is aligned with shareholders’ taxation preferences.
As further set out under Agenda Item 14, the Company is proposing to the Annual General Meeting to renew the grant to the Managing Board of the discretionary power to, subject to the approval of the Supervisory Board, return capital to the shareholders of the Company by means of a Synthetic Share Repurchase.
Explanatory Note to Item 7-Discharge from Liability of the Managing Directors
Under Dutch law, the adoption of the Annual Accounts does not automatically discharge the members of the Managing Board and the Supervisory Board from liability for the performance of their duties during Calendar Year 2022. The grant of such discharge from liability is typical for Dutch companies, and its approval is commonly included on the agenda for annual general meetings.
The shareholders of the Company are being asked to discharge the members of the Managing Board from liability for the performance of their duties during Calendar Year 2022, as described in the 2022 Annual Report and the 2022 Annual Accounts or as otherwise disclosed to the General Meeting of Shareholders.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 8-Discharge from Liability of the Supervisory Directors
The shareholders of the Company are being asked to discharge the members of the Supervisory Board from liability for the performance of their duties during Calendar Year 2022, as described in the 2022 Annual Report and the 2022 Annual Accounts or as otherwise disclosed to the General Meeting of Shareholders.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Items 9 and 10-Reappointment of the Supervisory Directors and Reappointment of the Managing Directors
The Supervisory Board and the Managing Board acting together at a joint meeting (the “Joint Meeting”) resolved to make a binding nomination for the reappointment of eight of the nine current members of the

Supervisory Board (the “Supervisory Directors”). Furthermore, the Joint Meeting resolved to make a binding nomination for the reappointment of the two current members of the Managing Board.
The Supervisory Board consists of such number of members, with a minimum of three members, as the Joint Meeting may determine. The Supervisory Board presently consists of nine members. The Joint Meeting has set the number of members of the Supervisory Board at eight as of the day following the Annual General Meeting. The Supervisory Directors are appointed by a vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a calendar year. The Supervisory Board has made use of this latter authority and appointed Mr. Stephen H. Rusckowski in April 2023 as Supervisory Director for a term ending on the date of the Annual General Meeting. As from the date of his appointment, Mr. Rusckowski has received and, subject to his reappointment pursuant to Agenda Item 9.g, will continue to receive remuneration in accordance with the Remuneration Policy for the Supervisory Board as adopted and determined by the general meeting of shareholders held on June 29, 2021.
The Managing Board has one or more members, as determined by the Supervisory Board. The Managing Board presently consists of two members. The members of the Managing Board (the “Managing Directors”) are appointed by a vote of the shareholders of the Company at the Annual General Meeting.
The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, provided such majority also represents more than half the issued share capital of the Company as of the date of the Annual General Meeting. Our shareholders vote for each nominee for reappointment to our Supervisory Board and Managing Board as a separate voting item.
It is proposed to reappoint the persons nominated for reappointment to the Supervisory Board as per the below, for a period beginning on the date following the date of the Annual General Meeting, until and including the date of the Annual General Meeting held in the following calendar year. It is furthermore proposed to reappoint the persons nominated for reappointment to the Managing Board as per the below for a period beginning on the date following the date of the Annual General Meeting, until and including the date of the Annual General Meeting held in the following calendar year.
By unanimous written consent and taking into account each individual's performance during their past term(s) of appointment, the Joint Meeting resolved to make a binding nomination for eight members of the Supervisory Board and two members of the Managing Board. The eight binding nominees for reappointment to the Supervisory Board positions are as follows:
•Nomination for position no. 1: Dr. Metin Colpan;
•Nomination for position no. 2: Dr. Toralf Haag;
•Nomination for position no. 3: Prof. Dr. Ross L. Levine;
•Nomination for position no. 4: Prof. Dr. Elaine Mardis;
•Nomination for position no. 5: Dr. Eva Pisa;
•Nomination for position no. 6: Mr. Lawrence A. Rosen;
•Nomination for position no. 7: Mr. Stephen H. Rusckowski; and
•Nomination for position no. 8: Ms. Elizabeth E. Tallett.
The Supervisory Board believes that these nominees meet the criteria for Supervisory Board positions, as approved by the Supervisory Board and set forth on the Company’s website, and that they will continue to deliver significant contributions in view of their broad international, financial and management experience, integrity and ethics. This applies in particular for Dr. Metin Colpan, Prof. Dr. Elaine Mardis, Mr. Lawrence A. Rosen and Ms. Elizabeth E. Tallett, who have served on the Supervisory Board for eight years or more. The Dutch Corporate Governance Code states that reasons should be given for a reappointment after an eight-year period. The Supervisory Board believes that the in-depth knowledge of the Company represented by Dr. Colpan, Prof. Dr. Mardis, Mr. Rosen and Ms. Tallett is very valuable for QIAGEN and beneficially supplements the diverse and mixed profile of the Supervisory Board. The experience and qualifications of each nominee to the Supervisory Board are described below.
Mr. Thomas Ebeling has decided not to stand for reappointment to the Supervisory Board after having served as a Supervisory Director since 2021. The Supervisory Board and Management Board thank Mr. Ebeling for his valuable contributions to the Supervisory Board and the Company and wish him all the best for his future endeavors.
The binding nominations for the two Managing Board positions are as follows:
•Nomination for position no. 1: Mr. Thierry Bernard; and
•Nomination for position no. 2: Mr. Roland Sackers.
The following is a brief summary of the background of each of the Supervisory Director and Managing Director nominees. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries.
Dr. Metin Colpan, 68, is a co-founder of QIAGEN and was the Chief Executive Officer and a Managing Director from 1985 to 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has served as Chair of the Science & Technology Committee since 2014. He has been a member of the Nomination & ESG Committee since 2015. Prior to co-founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. He has extensive experience in sample technologies, in particular the separation and purification of nucleic acids, and has many patents in the field. Dr. Colpan obtained his doctorate and master’s degree from the Darmstadt Institute of Technology.
Dr. Toralf Haag, 57, joined the Supervisory Board and the Audit Committee in 2021 and is Chair of the Audit Committee. Dr. Haag is Chief Executive Officer and Chairman of the Corporate Board of Management of Voith GmbH & Co. KGaA, a privately held German technology company. Before joining Voith as Chief Financial Officer in 2016, Dr. Haag served for more than 11 years as Chief Financial Officer and Member of the Executive Committee of Lonza Group AG. Dr. Haag earned a degree in business administration from the University of Augsburg and a doctorate from the University of Kiel.
Prof. Dr. Ross L. Levine, 51, joined the Supervisory Board and its Science & Technology Committee in 2016. In 2021, he became Chair of QIAGEN’s Scientific Advisory Board. A physician-scientist focused on researching and treating blood and bone-marrow cancers, Dr. Levine is the Laurence Joseph Dineen Chair in Leukemia Research, the Chief of Molecular Cancer Medicine and an Attending Physician at Memorial Sloan Kettering Cancer Center, and Professor of Medicine at Weill Cornell Medicine. Board-certified in internal medicine and hematology-oncology, Dr. Levine received a bachelor’s degree from Harvard College and his M.D. from The Johns Hopkins University School of Medicine.
Prof. Dr. Elaine Mardis, 60, joined the Supervisory Board in 2014. She is also a member of the Science & Technology Committee and the Compensation & Human Resources Committee. Dr. Mardis is Co-Executive Director of the Steve and Cindy Rasmussen Institute for Genomic Medicine at Nationwide Children’s Hospital in Columbus, Ohio, and Professor of Pediatrics at The Ohio State University College of Medicine. Previously, she was the Robert E. and Louise F. Dunn Distinguished Professor of Medical Sciences at Washington University School of Medicine and President of the American Association for Cancer Research. Dr. Mardis is a scientific advisor to Scorpion Therapeutics LLC, an elected member of the U.S. National Academy of Medicine, and a member of the Board of Directors of Singular Genomics Systems, Inc., a publicly listed company based in the U.S. Dr. Mardis received her bachelor’s degree and doctorate from the University of Oklahoma.
Dr. Eva Pisa, 68, joined the Supervisory Board and the Compensation & Human Resources Committee in 2022. An advisor to several life science and diagnostic companies through her company piMed Consulting, she previously held senior leadership positions in Roche Diagnostics International from 2007 to 2020, most recently as Senior Vice President at Roche Centralized and POC Solutions. Prior to joining Roche, she was Chief Executive Officer of Sangtec Molecular Diagnostics AB, a Swedish start-up, from 2001 to 2007. Dr. Pisa holds a doctorate from the Karolinska Institutet and a master’s in business from Heriot-Watt University.
Mr. Lawrence A. Rosen, 65, joined the Supervisory Board in 2013 and has served as Chair of the Supervisory Board since 2020. He is also a member of the Audit Committee and the Compensation & Human Resources

Committee and Chair of the Nomination & ESG Committee. Mr. Rosen also serves on the Supervisory Boards of Lanxess AG and Deutsche Post AG, where he previously was a member of the Board of Management and Chief Financial Officer from 2009 to 2016. He served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA from 2003 to 2009, and earlier as Senior Vice President and Treasurer of Aventis SA in Strasbourg. A U.S. citizen, Mr. Rosen holds a bachelor’s degree from the State University of New York and a master’s in business from the University of Michigan.
Mr. Stephen H. Rusckowski, 65, joined the Supervisory Board in April 2023. He most recently served as Chairman, President and Chief Executive Officer of Quest Diagnostics. He joined Quest Diagnostics as President and Chief Executive Officer in May 2012 and was named Chairman in 2016. He stepped down from his role as President and CEO in 2022, and as Chairman in early 2023. Prior to joining Quest Diagnostics, Mr. Rusckowski was CEO of Philips Healthcare, which became the largest unit of Royal Philips Electronics under his leadership. He joined Philips in 2001 when it acquired the Healthcare Solutions Group he was leading at Hewlett-Packard/Agilent Technologies. Mr. Rusckowski previously served as a member of the Board of Directors of Xerox Holdings Corporation and Covidien plc. He earned a bachelor’s degree in Mechanical Engineering from Worcester Polytechnic Institute and a master’s in Management from the Massachusetts Institute of Technology’s Sloan School of Management.
Ms. Elizabeth E. Tallett, 74, joined the Supervisory Board in 2011, and also became a member of the Audit Committee and the Compensation & Human Resources Committee. She has also served as Chair of the Compensation & Human Resources Committee since 2016, and joined the Nomination & ESG Committee, in that same year. Ms. Tallett is Chair of the Board of Directors of Elevance Health, Inc., and a member of the Board of Directors of Moderna, Inc., both publicly listed companies based in the U.S. From 2002 to 2015, she was a Principal of Hunter Partners, LLC, a management company for pharmaceutical, biotechnology and medical device companies, and continues to consult with early-stage healthcare companies. She previously served as President and Chief Executive Officer of Transcell Technologies Inc.; President of Centocor Pharmaceuticals; a member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. A founding Board member of the Biotechnology Council of New Jersey, Ms. Tallett received bachelor’s degrees in mathematics and economics from the University of Nottingham.
Thierry Bernard, 58, joined QIAGEN in February 2015 to lead the company’s growing presence in molecular diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. He was named Chief Executive Officer in March 2020 after serving in this role on an interim basis and became a member of the Managing Board in 2021. Previously, Mr. Bernard held roles of increasing responsibility during 15 years with bioMérieux SA, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region, and held senior management roles in several other leading international companies. He has been a member of the Board of Directors of T2 Biosystems, Inc., a publicly listed company based in the U.S., since 2020. He was named in March 2023 as Chair of the AdvaMedDx Board of Directors, a U.S. industry trade association. Mr. Bernard has earned degrees and certifications from Sciences Po, LSE, the College of Europe, Harvard Business School, Centro de Comercio Exterior de Barcelona, and has been appointed Conseiller du Commerce Extérieur by the French government.
Roland Sackers, 54, joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. From 1995 to 1999, he was an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Since 2019, Mr. Sackers has served on the Supervisory Board of Evotec SE, a publicly listed company based in Germany, becoming Chair of the Audit Committee in 2019 and Vice Chair of the Supervisory Board in 2021. He is also a member of the Board of the industry association BIO Deutschland. Mr. Sackers earned his Diplom-Kaufmann from the University of Münster.
Share Ownership
The following table sets forth certain information as of January 31, 2023 concerning the ownership of ordinary shares by each current member of the Supervisory Board being proposed for reappointment. In preparing the following table, the Company has relied on information furnished by such persons.

Name and Country of Residence	Number of Shares Beneficially Owned (1)(2)
Dr. Metin Colpan, Germany	418,728
Dr. Toralf Haag, Germany	700
Prof. Dr. Ross L. Levine, United States of America	8,720
Prof. Dr. Elaine Mardis, United States of America	—
Dr. Eva Pisa, Switzerland	—
Mr. Lawrence A. Rosen, United States of America	5,504
Mr. Stephen H. Rusckowski, United States of America	26
Ms. Elizabeth Tallett, United States of America	40,097

(1) The number of ordinary shares outstanding as of January 31, 2023 was 227,714,404. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to ordinary shares.
(2) Does not include ordinary shares subject to options or awards held by such persons as at January 31, 2023.
The Dutch Authority of Financial Markets (“AFM”) maintains a public database of notifications regarding shareholdings and voting rights of directors on its website. This database includes all notifications made by the current members of the Supervisory Board regarding their holdings of ordinary shares and related voting rights. The database can be accessed through an Internet link on our website: www.qiagen.com.
THE SUPERVISORY BOARD AND THE MANAGING BOARD ACTING TOGETHER AT THE JOINT MEETING UNANIMOUSLY RECOMMEND THE REAPPOINTMENT OF EACH PROPOSED NOMINEE TO THE SUPERVISORY BOARD AND THE REAPPOINTMENT OF EACH PROPOSED NOMINEE TO THE MANAGING BOARD. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 11-Reappointment of Auditor
The Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the reappointment of KPMG Accountants N.V. to audit the financial statements of the Company for the calendar year ending December 31, 2023. KPMG Accountants N.V. audited the Company’s financial statements for Calendar Year 2022.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 12-Extension of Certain Powers of the Supervisory Board
At our Annual General Meeting on June 23, 2022, the Supervisory Board was designated, for a period of eighteen (18) months, to:
a)issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2021 as included in the Annual Accounts for Calendar Year 2021; and
b)restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2021.

The Managing Board and the Supervisory Board consider it in the best interest of the Company and its shareholders for the Supervisory Board to be able to react in a timely manner when certain opportunities arise that require issuance of our shares. For example, in the past, this designation has been used in relation to the issuance of convertible bonds because of the short window of opportunity for completing such transactions to maximize shareholder value.
Therefore, the Managing Board and the Supervisory Board believe it would be in the best interests of the Company and its shareholders to grant to the Supervisory Board the authority to issue ordinary shares or financing preference shares, or to grant rights to subscribe for such shares, when such occasions occur, and to exclude the pre-emptive rights in situations where it is imperative to be able to act quickly, without having to obtain shareholder approval at an extraordinary general meeting of shareholders, which could take valuable time and may create disrupting market speculations. In addition, the authority to issue ordinary shares may also be applied to meet the Company’s obligations under options, RSUs and PSUs awarded in accordance with applicable employee participation plans or the Company’s remuneration policies.
Notwithstanding the authorization of the Supervisory Board to issue shares as described herein, as a matter of Dutch law (Section 2:107a of the Dutch Civil Code), we must seek the approval of the general meeting of shareholder for resolutions of the Managing Board in respect of any transaction concerning a material change to the identity or the character of the Company or its business.
It is proposed to renew the current authorizations of the Supervisory Board to issue ordinary shares and financing preference shares and to grant rights to subscribe for such shares as well as to restrict or exclude pre-emptive rights in connection therewith, with the same limits as the current authorizations, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 22, 2024).
Designation of the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting, as the body authorized to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, up to a maximum of fifty percent (50%) of the Company’s issued and outstanding share capital as at December 31, 2022 (Agenda Item 12.a)
It is proposed to designate the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 22, 2024), as the body authorized to issue a number of ordinary shares and financing preference shares in the capital of the Company and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2022 as included in the Annual Accounts for Calendar Year 2022. The designation granted by the general meeting of shareholders held on June 23, 2022, will expire on adoption of this proposed resolution.
Designation of the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting, as the body authorized to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, up to a maximum of ten percent (10%) of the Company’s issued and outstanding share capital as at December 31, 2022 (Agenda Item 12.b)
In connection with the authorization of the Supervisory Board to issue shares and grant rights to subscribe for shares, it is proposed to also designate the Supervisory Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 22, 2024), as the body authorized to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights for such shares, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2022 as included in the Annual Accounts for Calendar Year 2022. The designation granted by the general meeting of shareholders held on June 23, 2022, will expire on adoption of this proposed resolution.
According to Dutch law and the Company’s Articles of Association, the proposal set forth under Agenda Item 12.a may be adopted by an affirmative vote of a simple majority of the votes cast at the Annual General Meeting. The proposal set forth under Agenda Item 12.b requires the affirmative vote of two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the

Annual General Meeting, the proposal set forth under Agenda Item 12.b shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR EACH OF THESE ITEMS. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 13-Extension of Certain Powers of the Managing Board
Pursuant to Article 6 of the Company’s Articles of Association, the Managing Board shall have the power to cause the Company to acquire for consideration shares in the Company’s own share capital, if and in so far as the Managing Board has been authorized by the General Meeting of Shareholders for this purpose. The grant of such power to the Managing Board is typical for Dutch companies, and its approval is commonly included by such companies on the agenda for annual general meetings.
At our Annual General Meeting on June 23, 2022, the Managing Board was authorized, for a period of eighteen (18) months (i.e. until December 23, 2023) to, subject to the approval of the Supervisory Board and to the provisions of the Company’s Articles of Association and Section 2:98 of the Dutch Civil Code, cause the Company to acquire for consideration shares in the Company’s own share capital, up to a maximum of ten percent (10%) of the Company’s issued share capital on the date of acquisition and provided that the Company or any subsidiary of the Company shall not hold more than ten percent (10%) of the Company’s issued share capital at any time. Such acquisition may occur (i) with respect to ordinary shares, at a price between EUR 0.01 and one hundred ten percent (110%) of the higher of the average closing price of the ordinary shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or (ii) with respect to preference and financing preference shares, at a price between EUR 0.01 and three times the issuance price.
The power to repurchase shares provides the Managing Board, subject to the approval of the Supervisory Board, with flexibility to repurchase shares for general corporate purposes and allows the Managing Board to return capital to the Company’s shareholders by repurchasing shares. In addition to being a means to return value to shareholders, repurchases of shares in the Company’s own share capital could be used by the Managing Board to streamline the Company’s investor base, demonstrate a commitment to the Company’s business and confidence in the long-term growth of the Company, provide increased liquidity for investors and cover obligations under the Company’s share-based compensation plans.
It is therefore proposed to renew this authorization and authorize the Managing Board, for a period of 18 months from the date of the Annual General Meeting (i.e., until December 22, 2024) and subject to the approval of the Supervisory Board and to the provisions of the Company’s Articles of Association and Section 2:98 of the Dutch Civil Code, to cause the Company to acquire, on a stock exchange or otherwise, for consideration shares in the Company’s own share capital, up to a maximum of ten percent (10%) of the Company’s issued share capital on the date of acquisition and provided that the Company or any subsidiary of the Company shall not hold more than ten percent (10%) of the Company’s issued share capital at any time. Such acquisition may occur (i) with respect to ordinary shares, between EUR 0.01 and one hundred ten percent (110%) of the higher of the average closing price of the ordinary shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase or, (ii) with respect to preference and financing preference shares, between EUR 0.01 and three times the issuance price. The authorization granted by the general meeting of shareholders held on June 23, 2022, will expire on adoption of this proposed resolution.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 14 — Discretionary rights for the Managing Board to implement a Capital Repayment by means of a Synthetic Share Repurchase
General introduction and key principles
Synthetic Share Repurchase

The Company conducted a Synthetic Share Repurchase in 2016 / 2017, and this program received virtually unanimous shareholder approval at the Extraordinary General Meeting of Shareholders specifically organized for the purpose of resolving upon the program. At the general meeting of shareholders held on June 23, 2022, it was proposed to, for a period of 18 months from the date of that general meeting (i.e. until December 23, 2023), grant discretionary powers to the Managing Board to, within certain boundaries and subject to the approval of the Supervisory Board, adjust the Company’s capital structure and to repay capital to the Company’s shareholders via a synthetic share repurchase, with the key consequences of this synthetic share repurchase being as follows:
(i)    an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board, which amount will at maximum be USD 300 million, will be paid to the holders of ordinary shares as a capital repayment; and
(ii)     the number of outstanding ordinary shares will at least be decreased by a number of ordinary shares approximately equal to the number of ordinary shares that could, theoretically, have been repurchased by the Company for the aggregate amount repaid to the holders of ordinary shares (the amount repaid on each outstanding ordinary share, the “Repayment Amount”, the aggregate amount to be repaid to a certain shareholder, the “Shareholder Repayment Amount”, and the aggregate of all Shareholder Repayment Amounts, the “Aggregate Repayment Amount”).
The general meeting of shareholders adopted the resolution to grant the above-mentioned discretionary powers to the Managing Board with virtually unanimous approval in 2022. The Managing Board has not yet implemented the synthetic share repurchase using the discretionary powers.
To retain flexibility as well as to reduce the implementation timelines and costs, it is proposed to renew the grant of the discretionary powers (as further specified below and as defined as the Discretionary Powers) to implement the synthetic share repurchase granted to the Managing Board by the general meeting of shareholders held on June 23, 2022, for a period to 18 months from the date of the Annual General Meeting (i.e., until December 22, 2024). The discretionary powers granted to the Managing Board by the general meeting of shareholders held on June 23, 2022, will expire on adoption of this proposed resolution.
The adoption by the Company’s shareholders of the resolutions proposed under Agenda Item 14 would, if implemented, reduce the implementation time for a synthetic share repurchase from about five (5) months to approximately two and a half (2.5) months (including a mandatory two-month creditor opposition period), and in particular eliminate the need for an Extraordinary General Meeting of Shareholders.
Implementation Steps
If implemented, the synthetic share repurchase will take place in three steps that involve three subsequent amendments to the Company’s Articles of Association, which are all proposed by the Supervisory Board in accordance with article 43.2 of the Company’s Articles of Association:
(i)    Step I: firstly, the par value of each ordinary share will be increased by an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board in accordance with the procedure described below (amendment Part I);
(ii)    Step II: secondly, the ordinary shares will be consolidated on the basis of a ratio to be determined by the Managing Board, subject to the approval of the Supervisory Board, which share consolidation will decrease the number of issued and outstanding ordinary shares, such that the number of outstanding ordinary shares will be reduced by a number approximately equal to the number of ordinary shares that could, theoretically, have been repurchased by the Aggregate Repayment Amount (amendment Part II); and
(iii)    Step III: thirdly, the par value of the ordinary shares will be decreased to EUR 0.01 (the current par value of the ordinary shares) (amendment Part III) and on each outstanding ordinary share the Repayment Amount will be paid, which Repayment Amount will not exceed the amount by which the par value of the ordinary shares will be reduced pursuant to this Step III.
A further explanation to these proposed subsequent amendments to the Company’s Articles of Association (Part I, II and III) and the overall mechanics of the proposed synthetic share repurchase are reflected below. The proposed steps including the related amendments to the Company’s Articles of Association under this Agenda Item 14 are put to a vote as one combined voting item.
Discretionary Powers
After a favorable vote by the Annual General Meeting in respect of this Agenda Item 14, the Managing Board shall have the full discretionary power not to, or, subject to the approval of the Supervisory Board, to implement the synthetic share repurchase. Furthermore, if the synthetic share repurchase were to be implemented, the Managing Board, with the approval of the Supervisory Board, will have the full discretionary power to determine when the synthetic share repurchase will be implemented and what the record date and the payment date(s) of the Shareholder Repayment Amount to shareholders will be, provided that the proposed amendments to the Company’s Articles of Association cannot be effected after 18 months from the date of the Annual General Meeting (i.e., until December 22, 2024).
Furthermore, the Managing Board shall have full discretionary power, subject to the approval of the Supervisory Board, to only implement Step I and III, but not Step II. For example, if the Repayment Amount will be relatively limited and the reduction of the number of ordinary shares pursuant to the consolidation will be limited accordingly. Where the context so requires, references to the synthetic share repurchase should be read to include a reference to the implementation of only Step I and Step III.
The powers of the Managing Board set out in the two preceding paragraphs are jointly referred to as the “Discretionary Powers”. As a result of these Discretionary Powers, a favorable vote by the Annual General Meeting in respect of Agenda Item 14 will not by any means guarantee the actual implementation of a synthetic share repurchase, and therefore, a favorable outcome should expressly not be understood by shareholders as a final and unconditional decision to execute the program. A favorable vote only enables the Managing Board to implement the synthetic share repurchase in a more efficient and economical manner, if and when the Managing Board, using the Discretionary Powers, and with the approval of the Supervisory Board, decides to execute the program. It is emphasized that the Discretionary Powers also leave room to the Managing Board to decide not to implement the synthetic share repurchase at all, for reasons that the Managing Board deems in the best interests of the Company and its affiliated enterprise, taking into account the interests of the Company’s stakeholders, including its shareholders.
Procedure of the synthetic share repurchase
First amendment of the Company’s Articles of Association (Part I) — increase of par value
To make it possible to pay the Repayment Amount to the holders of ordinary shares as a repayment of share capital, the par value of the ordinary shares must be increased. The increase of the par value will take place prior to the share consolidation, if Step II is implemented, and will be such that prior to the decrease of the par value and repayment of share capital as provided for in Step III, the nominal value of the ordinary shares at least equals the Repayment Amount plus EUR 0.01.
This increase of the par value of the ordinary shares will be achieved through an amendment to the Company’s Articles of Association (Part I), as referred to under Agenda Item 14.a.
The increase in par value will be charged to the Company’s share premium reserve. Note that, if Step II is implemented, due to rounding, a second increase of the par value per consolidated ordinary share may take place pursuant to amendment Part II as further described below.
Second amendment of the Company’s Articles of Association (Part II) — share consolidation (reverse stock split)
Secondly it is proposed to consolidate the ordinary shares (including all fractional ordinary shares in issue) in accordance with a consolidation ratio, which will be determined on the basis of the formula below. This consolidation of ordinary shares, or reverse stock split, will be implemented by means of a second amendment of the Company’s Articles of Association (Part II), which amendment is proposed under Agenda Item 14.b.
Under Dutch law the par value per ordinary share must be a multiple of EUR 0.01, therefore if the par value of the ordinary shares after implementation of amendment Part I, divided by the consolidation ratio, would not result in a EUR amount that is a multiple of EUR 0.01, the par value of the consolidated ordinary shares will be rounded upwards. This potential subsequent increase of the par value of the ordinary shares will again be charged to the Company’s share premium reserve. The par value after amendment Part I will be set at such level that, taking into account such potential increase pursuant to amendment Part II, after amendment Part II the par value of the ordinary shares will be at the level that is required to make the capital repayment as envisaged in the context of amendment Part III.
Third amendment of the Company’s Articles of Association (Part III) — decrease par value and repayment of share capital
Finally, it is proposed to decrease the par value of each (consolidated) ordinary share back to EUR 0.01. This requires a third amendment to the Company’s Articles of Association (Part III), which is proposed under Agenda Item 14.c. In connection with this capital decrease, the Shareholder Repayment Amount will be paid to the holders of ordinary shares and fractional ordinary shares, whereby (i) the Repayment Amount will always be an amount having no more than two decimal places and be determined by the Managing Board, subject to the approval of the Supervisory Board, and (ii) to the extent that a Shareholder Repayment Amount would, as a result of entitlement to payment on fractional ordinary shares, have more than two decimal places, the relevant Shareholder Repayment Amount will be rounded upwards to the nearest amount with two decimal places.
Calculation of the consolidation ratio
The consolidation ratio (“Y”) will be determined by the Managing Board as follows:
A = the total market value of the outstanding ordinary shares in EUR calculated on the basis of a market price per ordinary share on a date to be determined by the Managing Board and based on the market price of a ordinary share, which can be a volume weighted average market price on a stock-exchange as determined by the Managing Board and converted into EUR if applicable in accordance with an exchange ratio determined by the Managing Board.
B = the intended Aggregate Repayment Amount (subject to rounding).
Y = a fraction as close as possible to Q, provided that Y shall have a denominator not exceeding 25.
Calculation example
Example1
The calculations below provide an example of the procedure. No rights can be derived from this example. The actual values, if and when the synthetic share repurchase would be implemented, will be determined by the Managing Board in accordance with the formulas reflected above.
Total number of outstanding ordinary shares:    200 million
Market price per ordinary share:    EUR 40.00
Total market value of ordinary shares:    EUR 8 billion
Par value per ordinary share    EUR 0.01
Intended Aggregate Repayment Amount    EUR 100 million (subject to rounding)
1 Note that these numbers have been included for illustrative purposes only. They should not be considered to give any guidance of the intended amount of the Repayment Amount or the past, current or future value of the ordinary shares.

The intended Aggregate Repayment Amount to the holders of ordinary shares in this example amounts to EUR 100 million. This equals one point twenty-five percent (1.25%) of the total market value of the outstanding ordinary shares in this example. Therefore, the total number of issued ordinary shares should be decreased by approximately one point twenty-five percent (1.25%) by means of the reverse stock split to ensure that the market value of an outstanding ordinary share will stay approximately the same. Or, in other words, approximately one point twenty-five percent (1.25%) of the outstanding ordinary shares could theoretically have been repurchased by the Company, if the amount of EUR 100 million was used for a share repurchase against a price per ordinary share of EUR 40.00, the market value of a ordinary share in this example.
As can be seen in the formula below, this reduction can be achieved by using a consolidation ratio of 25 pre-split ordinary shares to 24 post-split ordinary shares:
As set out above under ‘calculation of the consolidation ratio’, the consolidation ratio Y, shall be a fraction as close as possible to Q with a denominator not exceeding 25. In this example, Y therefore equals 24/25. Accordingly, the 200 million outstanding ordinary shares shall be consolidated into 192 million shares, representing a four percent (4%) reduction (note that this percentage deviates from the one point twenty-five percent (1.25%) mentioned earlier, because Y’s denominator cannot exceed 25).
Since the Repayment Amount will be paid on the consolidated ordinary shares, the intended Aggregate Repayment Amount must be divided by 192 million shares. This results in a payment per ordinary share of EUR 0.52083, which will be rounded upwards to EUR 0.53. This rounded amount is the actual Repayment Amount.
As set out above, the par value of the ordinary shares will be increased to such level that prior to the capital reduction as contemplated by Part III, the par value of each ordinary share at least equals the Repayment Amount plus EUR 0.01 in this case EUR 0.54. To arrive at a par value of EUR 0.54 per consolidated ordinary share, taking into account a 24/25 consolidation ratio, the par value pre-consolidation should be EUR 0.5184 (EUR 0.5184 times 25 divided by 24 equals EUR 0.54). In Part I the amount will be rounded such that it allows for the par value to increase to such value after Part II that at least equals the Repayment Amount plus EUR 0.01. In this calculation example each ordinary share shall therefore have a par value of EUR 0.51 after implementation of amendment Part I.
Pursuant to the share consolidation each 25 ordinary shares (aggregate par value 0.51 times 25, equals EUR 12.75) will be consolidated into 24 ordinary shares. This would result in a par value of EUR 0.531325 (EUR 12.75 dividend by 24), which will be rounded upwards as set out above to EUR 0.54. Subsequently, amendment Part III will be implemented pursuant to which the par value will again be reduced to EUR 0.01, and EUR 0.53 will be repaid on each outstanding ordinary share and in pro rata entitlements on each outstanding fractional ordinary share. For ordinary shares or fractional ordinary shares held in treasury, the relevant amount will again be added to the Company’s reserves.
Timeline and implementation process
If the Managing Board resolves to implement the synthetic share repurchase, it will timely announce the intention to implement this program, the relevant Ex Distribution Date, Record Date and Payment Date(s) to the holders of ordinary shares. Note that, in addition to the exercise of the Discretionary Powers by the Managing Board and the required approvals of the Supervisory Board, the implementation of the synthetic share repurchase will be subject to the observance of a statutory creditor opposition procedure, which involves a two-months creditor opposition period and the Company having sufficient reserves to charge the increase of the par value to at the time of the implementation of the synthetic share repurchase.
Shareholders’ interests
Beneficial Shareholders

For persons holding their ordinary shares through the Depository Trust Company, subject to contractual arrangements, the shareholding of beneficial shareholders will be rounded down. As a result, shareholders entitled to fractional ordinary shares in accordance with the consolidation ratio will receive cash from their relevant bank or intermediary.
Registered Shareholders
Shareholdings registered in the Company’s shareholders register will be consolidated into ordinary shares with the new par value in accordance with the consolidation ratio based on the formula described above. Any registered holding of ordinary shares in the Company that would result in fractional ordinary shares following the application of the consolidation ratio will entitle the holder of those fractional ordinary shares to a fractional dividend but will not entitle the holder to voting rights with respect to such fractional ordinary shares (unless exercised together with other holders of fractional ordinary shares, to the extent their aggregate number of fractional ordinary shares equals the number of fractional ordinary shares one ordinary share comprises or a multiple thereof). Please see article 11 of the Company’s Articles of Association for the provisions applicable to fractional ordinary shares.
Holders of existing fractional shares
Following the consolidation, every holder of fractional ordinary shares will hold a number of fractional shares equal to its existing holding multiplied by the numerator of the consolidation ratio, whereby every ordinary share will, following the consolidation, comprise a number of fractional shares equal to the existing number of fractional shares that comprise a ordinary share (i.e. 27) multiplied by the denominator of the consolidation ratio. Therefore, every holder of fractional ordinary shares will hold the same economic entitlement to a ordinary share before and after the consolidation (with respect to its existing fractional ordinary shares without taking into account any rounding).
If the consolidation would entitle a shareholder that holds both ordinary shares and fractional ordinary shares to fractional entitlements, such entitlements will be added to the number of existing fractional ordinary shares. This addition of fractional ordinary shares to existing fractional ordinary shares, may result in an automatic consolidation of fractional shares into a ordinary share in accordance with the Company’s Articles of Association.
Fractional shares make-whole action
Prior to, upon or following the execution of the synthetic share repurchase, if and to the extent implemented, or without the synthetic share repurchase being implemented, the Company may undertake certain steps making-whole the then issued and outstanding fractional ordinary shares. These steps may include the unilateral transfer, for no consideration, by the Company of such number of additional fractional ordinary shares to each holder of fractional ordinary shares, that these holders will hold such number of fractional ordinary shares one ordinary share comprises, as a result of which, the fractional ordinary shares will automatically consolidate into a ordinary share in accordance with article 11.7 of the Company’s Articles of Association. If the transfer described above were to be undertaken by the Company, no further action or act of acceptance will be required from the holders of fractional ordinary shares in that respect.
Tax consequences
The amount to be repaid to a holder of ordinary shares in connection with the synthetic share repurchase will not be subject to Dutch dividend withholding tax. Shareholders are encouraged to consult their own tax advisor as to the particular tax consequences in light of their specific circumstances.
Further explanation to the proposed resolutions under Agenda Items 14.a. through 14.d.
The three steps by which the synthetic share repurchase will be effected - if and to the extent the Managing Board, using the Discretionary Powers, decides to implement the synthetic share repurchase – are summarized below and each step will be implemented by a separate deed of amendment to the Company’s Articles of Association. Further explanations to the proposed changes are also included in a triptych (a comparison with the present Company’s Articles of Association) made available to the Company’s shareholders upon convocation of the Annual General Meeting.
14.a. Amendment of the Articles of Association of the Company (Part I) to increase the par value per ordinary share
It is proposed to the Annual General Meeting to resolve to amend the Company’s Articles of Association in accordance with the draft deed of amendment Part I that is made available to the Company’s shareholders upon convocation of the Annual General Meeting.
14.b. Amendment of the Articles of Association of the Company (Part II) (to execute the reverse stock split)
To consolidate the ordinary shares as explained above, it is proposed to the Annual General Meeting to resolve to amend the Company’s Articles of Association in accordance with the draft deed of amendment Part II that is made available to the Company’s shareholders upon convocation of the Annual General Meeting, following the amendment as referred to under Agenda Item 14.a. In addition, in connection with this share consolidation, certain changes will be made to the provisions in the Company’s Articles of Association relating to fractional ordinary shares as the existing fractional ordinary shares will also be consolidated in accordance with the consolidation ratio.
14.c. Amendment of the Articles of Association (Part III) to decrease the par value of the ordinary shares including a reduction of capital
It is proposed to the Annual General Meeting to resolve to amend the Company’s Articles of Association, following the amendments as referred to under Agenda Items 14.a. and 14.b. (to the extent applicable), in accordance with the draft deed of amendment Part III which is made available to the Company’s shareholders upon convocation of the Annual General Meeting, to decrease the par value of each ordinary share back to EUR 0.01, which will be combined with a capital repayment to the Company’s shareholders.
14.d. Authorization
It is proposed to the Annual General Meeting to authorize each member of the Managing Board and each lawyer, (candidate) civil law notary and paralegal working at De Brauw Blackstone Westbroek N.V. to have the three deeds of amendment of the Company’s Articles of Association as referred to under Agenda Items 14.a., 14.b. and 14.c executed, if and to the extent the Managing Board, using the Discretionary Powers, decides to proceed with the synthetic share repurchase.
The verbatim text of each of the amendments to the Company’s Articles of Association and a triptych containing explanatory notes thereto are available at the Company’s website (https://corporate.qiagen.com/ agm2023) and at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.
One voting item
The proposals under Agenda Items 14.a. through 14.d. will be put to a vote as one combined voting item and, for the avoidance of doubt, include the renewal of the grant of the Discretionary Powers to the Managing Board for a period of 18 months from the date of the Annual General Meeting (i.e. until December 22, 2024). Pursuant to Dutch law, the resolution to decrease the (aggregate) par value of the issued ordinary shares (both the issued and outstanding ordinary shares and the ordinary shares held in treasury at the time of implementation of the synthetic share repurchase) through the proposed amendment of the Company’s Articles of Association (Part III) reflected in Step III above require a favorable vote by a majority of at least two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General meeting, a simple majority of the votes cast at the Annual General Meeting is sufficient for the resolution to be adopted. As the relevant steps contemplated for the synthetic share repurchase (Steps I through III reflected above) are put to a vote as one combined voting item, the aforementioned majority requirements apply in full to this voting item.
It is once again noted that, if this Agenda Item 14 is adopted by the Annual General Meeting, the implementation of the Agenda Item and the relevant subsections thereof is subject to, among other things, the Managing Board’s use of its Discretionary Powers.
Furthermore, the resolution to reduce the issued share capital as contemplated by Step III only becomes effective after a two-month creditor opposition period as described in section 2:100 of the Dutch Civil Code has been observed.
Under the provisions of section 2:100 of the Dutch Civil Code, creditors may lodge objections to the capital reduction within a period of two months following the announcement of the filings of the resolution to reduce the Company’s share capital with the Dutch Trade Register. The third amendment of the Articles of Association (Part III) effecting the capital reduction may only be implemented after such two-month creditor opposition period has lapsed, provided that no creditor objections have been received by the competent court or, in the event objections have been received, after such opposition has been withdrawn, resolved of lifted by an enforceable court order by the competent court in the Netherlands.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 15—Cancellation of fractional ordinary shares held by the Company
As a result of a repurchase of fractional ordinary shares performed following the synthetic share repurchase the Company implemented in 2016 / 2017, the Company currently holds approximately 44.11 fractional ordinary shares in its own capital. Furthermore, the Company may, in connection with the effectuation of certain steps relating to the synthetic share repurchase proposed under Agenda Item 14, if implemented, acquire a number of additional fractional ordinary shares. In an effort to, as much as possible, clean up the composition of the Company’s share capital, it is contemplated by the Company to cancel all fractional ordinary shares it holds or will hold in own capital as these fractional ordinary shares do not serve any particular purpose and cannot be used for any purpose for which full ordinary shares held in treasury are typically used. The costs for such cancellation(s) will be limited.
It is therefore proposed by the Supervisory Board, in accordance with article 7 read in conjunction with article 11.4 of the Company’s Articles of Association, and with due observance of Section 2:99 of the Dutch Civil Code, to reduce the issued share capital of the Company by cancelling all fractional ordinary shares (i) the Company holds in its own capital at the date of the Annual General Meeting, or will hold in its own share capital following the execution of certain steps, as further described in the explanatory notes to Agenda Item 14, making-whole the fractional ordinary shares issued and outstanding at the date of the Annual General Meeting, and (ii) the Company will hold in its own capital as a result of the synthetic share repurchase proposed under Agenda Item 14, if implemented, and the execution of certain steps making-whole the then issued and outstanding fractional ordinary shares as described in the explanatory notes to Agenda Item 14. The cancellation may be executed in one or more tranches, at the discretion of the Managing Board. The number of fractional ordinary shares to be cancelled (whether or not in a tranche) shall be determined by the Managing Board, but shall not exceed the number of fractional ordinary shares the Company (i) holds in its own capital at the date of the Annual General Meeting, or will hold in its own share capital following the execution of certain steps making-whole the fractional ordinary shares issued and outstanding at the date of the Annual General Meeting, and (ii) may hold in its own share capital following execution of the synthetic share repurchase proposed under Agenda Item 14, if implemented, and any related steps making-whole the then issued and outstanding fractional ordinary shares as described in the explanatory notes to Agenda Item 14, as the case may be.
Under the provisions of Section 2:100 of the Dutch Civil Code, creditors may lodge objections to a capital reduction within a period of two months following the announcement of the filing of the resolution to reduce the Company’s share capital with the Dutch Trade Register. Any resolution of the Managing Board to implement the cancellation of fractional ordinary shares (whether or not in a tranche) will only become effective after such two-

month creditor opposition period has lapsed, provided that no creditor objections have been received by the competent court or, in the event objections have been received, after such opposition has been withdrawn, resolved of lifted by an enforceable court order by the competent court in the Netherlands.
According to Dutch law, the proposal set forth under Agenda Item 15 requires the affirmative vote of two-thirds of the votes cast at the Annual General Meeting if less than fifty percent (50%) of the Company’s issued share capital is represented at the Annual General Meeting. If fifty percent (50%) or more of the Company’s issued share capital is represented at the Annual General Meeting, the proposal set forth under Agenda Item 15 shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.
Explanatory Note to Item 16-Approval of the QIAGEN N.V. 2023 Stock Plan
General
Our QIAGEN N.V. 2014 Stock Plan (the “2014 Plan”) will expire in May 2024, which is prior to the 2024 Annual General Meeting. Therefore, on April 28, 2023, our Supervisory Board approved, subject to approval of our shareholders at the Annual General Meeting, our 2023 Stock Plan which will replace our 2014 Plan, although we will be allowed to grant awards under our 2014 Plan until its expiration. The primary purposes of the adoption of the 2023 Stock Plan are to:
•provide rules under which equity-based compensation may be granted to employees, consultants, members of the Supervisory Board and the Managing Board;
•subject stock awards made to Members of the Managing Board to long-term performance criteria; and
•provide that equity grants to Members of the Supervisory Board be in the form of restricted stock units instead of stock options.
The 2023 Stock Plan is being submitted to our shareholders for approval at the meeting in order to ensure favorable federal income tax treatment for grants of incentive stock options under Section 422 of the United States Internal Revenue Code of 1986 (the “U.S. Tax Code”). Our Supervisory Board believes that the approval of our 2023 Stock Plan is necessary to provide us with a sufficient number of shares to attract, retain and motivate employees, and consultants as well as our Managing Directors and Supervisory Board members and to give us the flexibility we need to make various types of equity grants. As of March 31, 2023, there were approximately 6,200 individuals eligible to participate in the 2023 Stock Plan.
Material Features of our 2023 Stock Plan
The following paragraphs provide a summary of the principal features of our 2023 Stock Plan and its operation. The following summary is qualified in its entirety by reference to our 2023 Stock Plan as set forth in Appendix A.
The purpose of our 2023 Stock Plan is to encourage ownership of our ordinary shares by our employees, Managing Directors and Supervisory Board members and certain consultants in order to attract such people, to induce them to work for our benefit and to provide additional incentive for them to promote our success.
The 2023 Stock Plan provides for the grant of incentive stock options to our United States employees and non-qualified stock options, restricted and unrestricted stock awards and other stock-based awards including, restricted stock unit awards and performance stock unit awards.
The number of shares being requested for the 2023 Stock Plan is 10,000,000 (4.4% of the current issued share capital of 228,035,031 shares). In addition to this request, QIAGEN currently has the following shares authorized through the 2014 Stock Plan, which expires in May 2024:
•3,613,035 granted shares that have not yet vested (1.6% of the issued share capital), and
•5,234,672 shares available for issue (2.3% of the issued share capital).

If all shares from both the 2014 Stock Plan and the proposed 2023 Stock Plan were authorized and fully issued, the volume of awards to be transferred to participants would be up to 8.3% of the Company’s issued share capital. However, considering that the 2014 Stock Plan expires in less than one year, it is not expected that the full shares available for issue in that Stock Plan will be issued.

	Shares	Dilution (% of issued capital)
Total shares outstanding as of March 31, 2023	228,035,031	-
New shares requested at 2023 AGM	10,000,000	4.4%
Granted unexercised / unvested shares	3,613,035	1.6%
Total available for grant under 2014 Stock Plan	5,234,672	2.3%
Total dilution observed		8.3%

Generally, shares reserved for awards under the 2023 Stock Plan that lapse or are cancelled will be added back to the share reserve available for future awards. However, Common Shares tendered in payment for an award or Common Shares withheld for taxes will not be available again for grant. The nominal value of a Common Share issued under the 2023 Stock Plan will be credited against the Company’s reserves.
In accordance with the terms of our 2023 Stock Plan, our Supervisory Board has authorized our Compensation & Human Resources Committee to administer the 2023 Stock Plan. The majority of our Compensation & Human Resources Committee is required to consist of members who fulfill the independence criteria defined by the Dutch Corporate Governance Code. The Compensation & Human Resources Committee may delegate part of its authority and powers under our 2023 Stock Plan to any person, in accordance with applicable law. In accordance with the provisions of the 2023 Stock Plan, our Compensation & Human Resources Committee will determine the terms of each award, including:

•	the determination of which employees, Managing Directors, Supervisory Board members and consultants will be granted awards and the type of awards to be granted (in accordance with the approvals at the Annual General Meeting);
•	the number of shares subject to each award;
•	the exercise price of each stock option and the purchase price of other awards, if any;
•	the vesting provisions of each award;
•	the termination or cancellation provisions applicable to awards; and
•
all other terms and conditions upon which each award may be granted in accordance with the 2024 Stock Plan, the Remuneration Policy of the Managing Board and the equity based remuneration of the Supervisory Board.

The maximum term of options granted under our 2023 Stock Plan is 10 years. Awards are generally subject to early termination upon the termination of employment or other relationship of the participant with us, whether such termination is at our option or as a result of the death or disability of the participant. Generally, in the event of a participant’s termination for cause, all outstanding awards shall be forfeited. Our 2023 Stock Plan does not provide for the repricing of stock options or other awards.
In addition, our Compensation & Human Resources Committee may, in its discretion, amend any term or condition of an outstanding award, provided that (i) the exercise price of stock options may not be reduced without shareholder approval (ii) such term or condition as amended is permitted by our 2023 Stock Plan, and (iii) any such amendment shall be made only with the consent of the participant to whom such award was made if the amendment is adverse to the participant.
If our ordinary shares shall be subdivided or combined into a greater or smaller number of shares or if we issue any ordinary shares as a stock dividend, the number of shares deliverable upon exercise of an option issued or upon issuance of an award shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

Upon a merger or other reorganization event, our Supervisory Board or an authorized committee may, in its sole discretion, take any one or more of the following actions pursuant to our 2023 Stock Plan, as to some or all outstanding awards:

•	provide that all outstanding options shall be assumed or substituted by the successor entity;
•	upon written notice to a participant, provide that the participant’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the participant;
•
in the event of a merger pursuant to which holders of our ordinary shares will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of our ordinary shares subject to such outstanding options, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options;

•	provide that outstanding awards shall be assumed or substituted by the successor entity, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event; and
•
with respect to stock grants and in lieu of any of the foregoing, the Supervisory Board or an authorized committee may provide that, upon consummation of the transaction, each outstanding stock grant shall be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such transaction to a holder of the number of ordinary shares comprising such award (to the extent such stock grant is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of the Supervisory Board or an authorized committee, all forfeiture and repurchase rights being waived upon such transaction).

Our 2023 Stock Plan may be amended by our shareholders. It may also be amended by our Supervisory Board or an authorized committee, provided that any amendment approved by our Supervisory Board or an authorized committee which is of a scope that requires shareholder approval including, without limitation, to the extent necessary to qualify any or all outstanding awards for favorable income tax treatment as may be afforded incentive stock options under the U.S. Tax Code or any other tax regulation of any applicable jurisdiction, and to the extent necessary to qualify the shares issuable under the 2023 Stock Plan for listing on any national securities exchange or quotation in any national automated quotation system of securities dealers or other exchange or for any other reason is subject to obtaining such shareholder approval. The 2023 Plan will expire by its terms on April 28, 2033.
The amounts of future grants under the 2023 Stock Plan are not determinable as awards under the 2023 Stock Plan and will be granted at the sole discretion of the Compensation & Human Resources Committee. We cannot determine at this time either the persons who will receive awards under the 2023 Stock Plan or the amount or types of any such awards.
On May 2, 2023, the closing market price per share of our ordinary shares was $44.34, as reported by the New York Stock Exchange.
THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. COMPLETED PROXY CARDS WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

COMMITTEES OF THE SUPERVISORY BOARD, MEETINGS AND
SHAREHOLDER COMMUNICATIONS TO THE BOARD
Meeting Attendance. During 2022, there were seven (7) meetings of the Supervisory Board, and the various committees of the Supervisory Board met a total of twenty (20) times. No Supervisory Director attended fewer than seventy-five percent (75%) of the total number of meetings of the Supervisory Board and of committees of the Supervisory Board on which they served during the year.
Committees of the Supervisory Board. The Supervisory Board has established an Audit Committee, a Compensation & Human Resources Committee, a Nomination & ESG Committee and a Science & Technology Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters under which each of the committees operates. These charters are published on our website www.qiagen.com. The committees were comprised of the following members as of May 1, 2023:

Supervisory Directors	Independent	Audit Committee	Compensation & Human Resources Committee	Nomination & ESG Committee	Science & Technology Committee
Mr. Lawrence A. Rosen	•	•	•	• (Chair)
Dr. Metin Colpan	•			•	• (Chair)
Mr. Thomas Ebeling	•			•
Dr. Toralf Haag	•	• (Chair)
Dr. Ross L. Levine	•				•
Dr. Elaine Mardis	•		•		•
Dr. Eva Pisa	•		•
Ms. Elizabeth E. Tallett	•	•	• (Chair)	•
The composition of each Committee, including the Chair, is reviewed and updated accordingly by the Supervisory Board following each Annual General Meeting.
We believe that all of our Supervisory Directors meet the independence requirements set forth in the Dutch Corporate Governance Code (the “Dutch Code”). We further believe that all Supervisory Board Directors qualify as independent under the independence standards set forth in the New York Stock Exchange (the “NYSE”) Listed Company Manual (the “NYSE Rules”). Pursuant to the NYSE Rules, a majority of the Supervisory Directors must qualify as independent, as defined in the NYSE Rules.
Audit Committee.
The Audit Committee consists of three members appointed annually by the Supervisory Board for one-year terms and met at least quarterly during 2022. We believe that all members of this Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual.
The Board has designated Dr. Haag as an “Audit Committee Financial Expert” as that term is defined in the U.S. Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002 and as referred to in the Dutch Decree on Audit Committees (Besluit instelling auditcommissie).
The Committee performs a self-evaluation of its activities on an annual basis. The Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process, control and compliance systems and internal risk management, including cyber security. This Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the Annual General Meeting.
Further, this Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and for providing an open avenue of communication among the external auditor as well as the Managing Board and the Supervisory Board. Our Internal Audit and Compliance functions operate under the direct responsibility of the Audit

Committee. Additionally, this Committee is responsible for establishing procedures to allow for the confidential and or anonymous submission by employees of concerns, including the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters.
The Audit Committee met seven times in 2022, and also met with the external auditor excluding members of the Managing Board in November 2022. The Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:
•the adequacy of our internal accounting, financial and operating controls and procedures with the external auditor and management;
•consideration and approval of recommendations regarding changes to our accounting policies and processes;
•review with management and the external auditor our quarterly earnings reports prior to their public release;
•review the quarterly and annual reports furnished or filed with the Netherlands Authority for the Financial Markets, the U.S. Securities and Exchange Commission (reported on Forms 6-K and 20-F) and the Deutsche Boerse in Germany; and
•review major risk exposures (including cyber security) and various legal and compliance matters.
Compensation & Human Resources Committee.
The Compensation & Human Resources Committee consists of four members appointed annually by the Supervisory Board for one-year terms.
Its primary duties and responsibilities include, among other things, oversight of the Company's programs, policies and practices related to management of human capital resources including talent management, culture, diversity and inclusion; the preparation of a proposal to the Supervisory Board regarding the Remuneration Policy for the Managing Board and Supervisory Board and proposal for adoption by shareholders at the General Meeting; preparation of a proposal concerning the individual compensation for Managing Board members to be adopted by the Supervisory Board, and preparation of the Remuneration Report that outlines compensation for the Managing Board members and Supervisory Board members to be adopted by the Supervisory Board, and submitted to the Annual General Meeting for an advisory vote in accordance with Dutch law.
The Remuneration Report outlines the implementation of the Remuneration Policies for the most recent year. This Committee engaged during 2022 with external consultants to ensure that the overall remuneration levels are benchmarked regularly against a selected group of companies and key markets in which QIAGEN operates.
The Compensation & Human Resources Committee met four times in 2022. The Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:
•policies and practices related to management of human capital resources including talent management and diversity;
•review and approve all share-based compensation;
•review and approve the annual salaries, bonuses and other benefits of the Executive Committee; and
•review general policies relating to employee compensation and benefits.
Nomination & ESG Committee.
The Nomination & ESG Committee consists of four members appointed by the Supervisory Board annually for one-year terms.
Its primary responsibilities include, among other things, preparing the selection criteria and appointment procedures for members of the Supervisory Board and Managing Board; periodically evaluating the scope and composition of the Managing Board and Supervisory Board; periodically evaluating the functioning of individual members of the Managing Board and Supervisory Board, and reporting these results to the Supervisory Board;

proposing (re-)appointments of members of the Supervisory Board and Managing Board; conducting periodic evaluations of QIAGEN's ESG (Environmental, Social and Governance) policies and related public disclosures; and periodically reviewing the Company's Corporate Governance structure in line with applicable legal requirements and recommend changes to the Supervisory Board.
The Nomination & ESG Committee met five times in 2022. The Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:
•the nomination of Dr. Eva Pisa as a new member of the Supervisory Board;
•an annual evaluation on the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board as well as the functioning of individual members of Boards;
•proposals for the (re-)appointment of members of the Managing Board and Supervisory Board, and supervised the Managing Board in relation to the selection and appointment criteria for senior management;
•undertake the search and selection process for new members and succession planning considerations for the Supervisory Board, Managing Board, Executive Committee and other senior management positions, taking into account short-, medium- and longer-term perspectives;
•lead the preparation of the Supervisory Board self-evaluation process, which involved an external consultant; and
•receive regular updates on the progress of the company’s ESG programs, including a review and discussion of the company’s Gender Diversity Policy.
Science & Technology Committee.
The Science & Technology Committee consists of three members appointed annually by the Supervisory Board for one-year terms. The Committee works with the Scientific Advisory Board, which was established in 2021 to provide early evaluation of market and technology developments that could have an influence on QIAGEN’s development and positioning in the Life Sciences and Molecular Diagnostics.
The Committee's primary responsibilities include, among other things, reviewing and monitoring research and development projects, programs, budgets, infrastructure management; and overseeing the management risks related to our portfolio and information technology platforms.
This Committee met four times in 2022. The Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:
•discussions to gain understanding, clarification and validation of the fundamental technical basis of our businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters; and
•guided the Managing Board to ensure that QIAGEN can develop and leverage powerful, world-class science to create value for our stakeholders, including shareholders.
Shareholder Communications to the Board. Shareholders who have questions or concerns should generally contact our Investor Relations department at +49-2103-29-11709 or ir@qiagen.com. However, any shareholders who wish to address questions regarding our business directly with the Supervisory Board, or any individual Supervisory Director, should direct questions in writing to the Chair of the Supervisory Board, QIAGEN N.V., Hulsterweg 82, 5912 PL Venlo, The Netherlands.

ADDITIONAL INFORMATION REGARDING REMUNERATION OF MANAGING DIRECTORS
The following section summarizes the remuneration of the Managing Directors. More detailed information on the way our Remuneration Policy was executed in 2022 can be found in the Remuneration Report of the Company which is published on our website (www.qiagen.com).
At the Annual General Meeting in June 2021, the Remuneration Policy of the Managing Board was adopted. The Remuneration Policy for the Managing Board supports the long-term development and strategy of QIAGEN in a highly dynamic environment while aiming to address the views of various stakeholders and maintaining an acceptable risk profile. It builds on remuneration principles and practices that have proven to be both fitting and effective for QIAGEN. The Supervisory Board ensures that the Remuneration Policy for the Managing Board and its implementation are linked to our objectives.
Remuneration for Managing Board members consists of a combination of base salary and STIs in the form of cash compensation based on the achievement of annual performance goals. They also receive LTIs that vest after a three-year performance period. The level of vesting for each LTI grant is based on the achievement of predefined targets. Achievement levels will be disclosed in this Report after the end of each three-year period. In addition, Managing Board members can receive deferred compensation arrangements and other benefits in line with local market practice.
The remuneration package for Managing Board members is designed to have the vast majority paid in variable awards as part of the "pay-for-performance" culture and to align their interests with stakeholders to generate long-term value. The amount of these variable awards can differ substantially from year to year and depend on actual performance. Within the variable component, the incentives for short-term operational performance have a lower weight than the long-term incentives, which are again aimed at creating sustainable value for QIAGEN's shareholders and other stakeholders. This is achieved by strongly linking long-term compensation through equity with the outcomes for shareholders in terms of share price appreciation.
The remuneration of the Managing Board in 2022 is based on the Remuneration Policy for the Managing Board, as approved by shareholders in 2021. It includes any remuneration granted by any consolidated subsidiary.
The remuneration of the Managing Board as reflected in the table below is based on incurred accounting expenses in 2022 for the cash and share-based components, and for this reason the table below is provided in addition to the remuneration information provided in the 2022 Annual Report. For the stock plan awards, this valuation is most insightful for the different grants awarded under current and previous policy and are running concurrently. The share-based expense of Mr. Sackers in 2022 includes grants that are vesting over three, five and 10 years of service on the Managing Board. The LTI levels for Mr. Bernard take into account that he joined the Managing Board in 2020.

In $ '000s(1)	Fixed remuneration			Variable remuneration			Proportion of fixed and variable remuneration including share-based award expense
Managing Board member	Base salary	Deferred compensation	Other benefits(2)	Short-term incentives	Long-term incentives(3)	Total
Thierry Bernard Chief Executive Officer	950	143	37	1,545	7,541	10,216	11% / 89%
Roland Sackers Chief Financial Officer	557	114	40	617	7,120	8,448	8% / 92%
Total Managing Board	1,507	257	77	2,162	14,661	18,664	10% / 90%
____________________
(1)The salary of Mr. Bernard is set in U.S. dollars. The salary of Mr. Sackers is set in euros and subject to fluctuation of exchange rates when reported in U.S. dollars. The exchange rate used for translation was EUR 1= USD 1.0542.
(2)Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000, or tax amounts paid by the Company to taxing authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.
(3)The value of stock plan grants is based on incurred accounting expenses under IFRS 2 Share-based Payment.

Appendix A
QIAGEN N.V.
2023 STOCK PLAN
1.DEFINITIONS.
Unless otherwise specified or unless the context otherwise requires, the following terms, as used in this QIAGEN N.V. 2023 Stock Plan, have the following meanings:
“Administrator” means the Board of Directors, unless it has delegated power to act on its behalf to the Committee, in which case the term “Administrator” means the Committee.
“Affiliate” means a corporation or other entity which is a parent or subsidiary of the Company, direct or indirect, in an unbroken chain of corporations if each of the corporations (except for the ultimate parent corporation) owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.
“Agreement” means a written or electronic document setting forth the terms of a Stock Right delivered pursuant to the Plan, in such form as the Administrator shall approve.
“Board of Directors” means the Supervisory Board of the Company.
“Code” means the United States Internal Revenue Code of 1986, as amended, including any successor statute, regulation and guidance thereto.
“Committee” means the committee of the Board of Directors, if any, to which the Board of Directors has delegated power to act under or pursuant to the provisions of the Plan.
“Common Stock” means ordinary shares of the Company, 0.01 EUR par value per share.
“Company” means QIAGEN N.V., a limited liability company incorporated under the laws of The Netherlands having its corporate seat in the Venlo, The Netherlands.
“Consultant” means any natural person who is an advisor or consultant who provides bona fide services to the Company or its Affiliates, provided that such services are not in connection with the offer or sale of securities in a capital raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s or its Affiliates’ securities.
“Corporate Transaction” means a merger, consolidation, or sale of all or substantially all of the Company’s assets or the acquisition of all of the outstanding voting stock of the Company (or similar transaction) in a single transaction or a series of related transactions by a single entity other than a transaction in which the Company is the surviving corporation. Where a Corporate Transaction involves a tender offer that is reasonably expected to be followed by a merger (as determined by the Administrator), the Corporate Transaction will be deemed to have occurred upon consummation of the tender offer.
“Disability” or “Disabled” means permanent and total disability in which an individual is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.
“Director” means a member of the Board of Directors.
“Employee” means any employee of the Company or of an Affiliate (including, without limitation, an employee who is also serving as an officer or Director of the Company or of an Affiliate), designated by the Administrator to be eligible to be granted one or more Stock Rights.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“Fair Market Value” of a Share of Common Stock means:

If the Common Stock is listed on a national securities exchange or traded in the over-the-counter market and sales prices are regularly reported for the Common Stock, the closing or, if not applicable, the last price of the Common Stock on the consolidated tape or other comparable reporting system for the trading day on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date;
If the Common Stock is not traded on a national securities exchange but is traded on the over-the-counter market, if sales prices are not regularly reported for the Common Stock for the trading day referred to in clause (1), and if bid and asked prices for the Common Stock are regularly reported, the mean between the bid and the asked price for the Common Stock at the close of trading in the over-the-counter market for the most recent trading day on which Common Stock was traded on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date; and
If the Common Stock is neither listed on a national securities exchange nor traded in the over-the-counter market, such value as the Administrator, in good faith, shall determine in compliance with applicable laws.
“ISO” means a stock option intended to qualify as an incentive stock option under Section 422 of the Code.
“Non-Qualified Option” means a stock option which is not intended to qualify as an ISO.
“Option” means an ISO or Non-Qualified Option granted under the Plan.
“Option Agreement” means the Agreement setting forth the terms of an Option.
“Participant” means an Employee, Director or Consultant of the Company or an Affiliate to whom one or more Stock Rights are granted under the Plan. As used herein, “Participant” shall include “Participant’s Survivors” where the context requires.
“Performance-Based Award” means a Stock Grant or Stock-Based Award which vests based on the attainment of written Performance Goals as set forth in Paragraph 9 hereof.
“Performance Goals” means performance goals determined by the Committee in its sole discretion and set forth in an Agreement. The satisfaction of Performance Goals shall be subject to certification by the Committee. The Committee has the authority to take appropriate action with respect to the Performance Goals (including, without limitation, making adjustments to the Performance Goals or determining the satisfaction of the Performance Goals in connection with a Corporate Transaction) provided that any such action does not otherwise violate the terms of the Plan.
“Plan” means this QIAGEN N.V. 2023 Stock Plan.
“SAR” means a stock appreciation right.
“Section 409A” means Section 409A of the Code.
“Section 422” means Section 422 of the Code.
“Securities Act” means the United States Securities Act of 1933, as amended.
“Shares” means shares of the Common Stock as to which Stock Rights have been or may be granted under the Plan or any shares of capital stock into which the Shares are changed or for which they are exchanged within the provisions of Paragraph 3 of the Plan.
“Stock-Based Award” means a grant by the Company under the Plan of an equity award or an equity based award or a right to Shares or the value of Shares of the Company granted pursuant to the Plan which is not an Option or a Stock Grant.
“Stock Grant” means a grant by the Company of Shares under the Plan.
“Stock Right” means an ISO, a Non-Qualified Option, a Stock Grant or a Stock-Based Award.

“Successor Board” has the meaning ascribed to it in Paragraph 25(b) below.
“Survivor” means a deceased Participant’s legal representatives and/or any person or persons who acquired the Participant’s rights to a Stock Right by will or by the laws of descent and distribution.
    Unless the context requires otherwise, a reference in this Plan to an “issue” or “issuance” of Shares also includes a reference to a “transfer” of treasury Shares.
2.PURPOSES OF THE PLAN.
The Plan is intended to attract and retain Participants, to induce them to work for the benefit of the Company or of an Affiliate and to provide additional incentive for them to promote the success of the Company or of an Affiliate, through the ownership of Shares. The Plan provides for the granting of ISOs, Non-Qualified Options, Stock Grants and Stock-Based Awards.
3.SHARES SUBJECT TO THE PLAN.
(a)The number of Shares which may be issued from time to time pursuant to this Plan shall be 10,000,000, or the equivalent of such number of Shares after the Administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with Paragraph 25 of the Plan, all of which Shares are eligible to be issued as ISOs.
(b)If an Option ceases to be “outstanding”, in whole or in part (other than by exercise), or if the Company shall reacquire (at not more than its original issuance price) any Shares issued pursuant to a Stock Grant or Stock-Based Award, or if any Stock Right expires or is forfeited, cancelled, or otherwise terminated or results in any Shares not being issued, the unissued or reacquired Shares which were subject to such Stock Right shall again be available for issuance from time to time pursuant to this Plan; provided, however, that the number of Shares underlying any awards under the Plan that are retained or repurchased on the exercise of an Option or the vesting or issuance of any Stock Right to cover the exercise price and/or tax withholding required by the Company in connection with vesting shall not be added back to the Shares available for issuance under the Plan; and provided, further that, in the case of ISOs, the foregoing provisions shall be subject to any limitations under the Code. In addition, any Shares repurchased using exercise price proceeds will not be available for issuance under the Plan.
4.ADMINISTRATION OF THE PLAN.
The Administrator of the Plan will be the Board of Directors, except to the extent the Board of Directors delegates its authority to the Committee, in which case the Committee shall be the Administrator. Subject to the provisions of the Plan, the Administrator is authorized to:
(a)Interpret the provisions of the Plan and all Stock Rights and to make all rules and determinations which it deems necessary or advisable for the administration of the Plan;
(b)Determine which Employees, Directors and Consultants shall be granted Stock Rights;
(c)Determine the number of Shares for which a Stock Right or Stock Rights shall be granted;
(d)Specify the terms and conditions upon which a Stock Right or Stock Rights may be granted;
(e)Amend any term or condition of any outstanding Stock Right, other than reducing the exercise price or purchase price, provided that (i) such term or condition as amended is not prohibited by the Plan; and (ii) any such amendment shall not impair the rights of a Participant under any Stock Right previously granted without such Participant’s consent or in the event of death of the Participant the Participant’s Survivors;
(f)Determine and make any adjustments to the Performance Goals included in any Performance-Based Awards; and
(g)Adopt any sub-plans applicable to residents of any specified jurisdiction as it deems necessary or appropriate in order to comply with or take advantage of any tax or other laws applicable to the Company, any Affiliate or to Participants or to otherwise facilitate the administration of the Plan, which sub-plans may include additional restrictions or conditions applicable to Stock Rights or Shares issuable pursuant to a Stock Right. Subject to the foregoing, the interpretation and construction by the Administrator of any provisions of the Plan or of any Stock Right granted under it shall be final, unless otherwise determined by the Board of Directors, if the Administrator is the Committee. In addition, if the Administrator is the Committee, the Board of Directors may take any action under the Plan that would otherwise be the responsibility of the Committee.
To the extent permitted under applicable law, the Board of Directors or the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any portion of its responsibilities and powers to any other person selected by it. The Board of Directors or the Committee may revoke any such allocation or delegation at any time.
5.ELIGIBILITY FOR PARTICIPATION.
The Administrator will, in its sole discretion, name the Participants in the Plan; provided, however, that each Participant must be an Employee, Director or Consultant of the Company or of an Affiliate at the time a Stock Right is granted. Notwithstanding the foregoing, the Administrator may authorize the grant of a Stock Right to a person in anticipation of such person becoming an Employee, Director or Consultant of the Company or of an Affiliate; provided, that the actual grant of such Stock Right shall be conditioned upon such person becoming eligible to become a Participant at or prior to the time of the execution of the Agreement evidencing such Stock Right. ISOs may be granted only to Employees. Non-Qualified Options, Stock Grants and Stock-Based Awards may be granted to any Employee, Director or Consultant of the Company or an Affiliate. The granting of any Stock Right to any individual shall neither entitle that individual to, nor disqualify that individual from, participation in any other grant of Stock Rights or any grant under any other benefit plan established by the Company or any Affiliate for Employees, Directors or Consultants.
6.TERMS AND CONDITIONS OF OPTIONS.
Each Option shall be set forth in an Option Agreement duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Administrator may provide that Options be granted subject to such terms and conditions, consistent with the terms and conditions specifically required under this Plan, as the Administrator may deem appropriate, including, without limitation, subsequent approval by the shareholders of the Company of this Plan or any amendments thereto. The Option Agreements shall be subject to at least the following terms and conditions:
a.Non-Qualified Options. Each Option intended to be a Non-Qualified Option shall be subject to the terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards for any such Non-Qualified Option:

i.Exercise Price. Each Option Agreement shall state the exercise price (per share) of the Shares covered by each Option, which exercise price shall be determined by the Administrator and shall be at least equal to the Fair Market Value per share of the Common Stock on the date of grant of the Option.
ii.Number of Shares. Each Option Agreement shall state the number of Shares to which it pertains.
iii.Vesting. Each Option Agreement shall state the date or dates on which it first is exercisable and the date after which it may no longer be exercised, and may provide that the Option rights accrue or become exercisable in installments over a period of months or years, or upon the occurrence of certain performance conditions or the attainment of stated goals or events.
iv.Additional Conditions. Exercise of any Option may be conditioned upon the Participant’s execution of a shareholders agreement in a form satisfactory to the Administrator providing for certain protections for the Company and its other shareholders, including requirements that:
A.The Participant’s or the Participant’s Survivors’ right to sell or transfer the Shares may be restricted; and
B.The Participant or the Participant’s Survivors may be required to execute letters of investment intent and must also acknowledge that the Shares will bear legends noting any applicable restrictions.
v.Term of Option. Each Option shall terminate not more than ten years from the date of the grant or at such earlier time as the Option Agreement may provide.
b.ISOs. Each Option intended to be an ISO shall be issued only to an Employee who is deemed to be a resident of the United States for tax purposes, and shall be subject to the following terms and conditions, with such additional restrictions or changes as the Administrator determines are appropriate but not in conflict with Section 422 and relevant regulations and rulings of the Internal Revenue Service:
i.Minimum Standards. The ISO shall meet the minimum standards required of Non-Qualified Options, as described in Paragraph 6(a) above, except clause (i) and (v) thereunder.
ii.Exercise Price. Immediately before the ISO is granted, if the Participant owns, directly or by reason of the applicable attribution rules in Section 424(d) of the Code:
A.10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, the exercise price per share of the Shares covered by each ISO shall not be less than 100% of the Fair Market Value per share of the Common Stock on the date of grant of the Option; or
B.More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, the exercise price per share of the Shares covered by each ISO shall not be less than 110% of the Fair Market Value per share of the Common Stock on the date of grant of the Option.
iii.Term of Option. For Participants who own:
A.10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than ten years from the date of the grant or at such earlier time as the Option Agreement may provide; or
B.More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than five years from the date of the grant or at such earlier time as the Option Agreement may provide.
iv.Limitation on Yearly Exercise. To the extent that aggregate Fair Market Value (determined on the date each ISO is granted) of the Shares with respect to which ISOs are exercisable for the first time by the Participant in any calendar year exceeds $100,000, such Options shall be treated as Non-Qualified Options even if denominated ISOs at grant.
c.Except in connection with a corporate transaction involving the Company (which term includes, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares) or as otherwise contemplated by Paragraph 24 below, the Company may not, without obtaining stockholder approval, (i) amend the terms of outstanding Options to reduce the exercise price of such Options, (ii) cancel outstanding Options in exchange for Options that have an exercise price that is less than the exercise price value of the original Options, or (iii) cancel outstanding Options that have an exercise price greater than the Fair Market Value of a Share on the date of such cancellation in exchange for cash or other consideration.
7.TERMS AND CONDITIONS OF STOCK GRANTS.
Each Stock Grant to a Participant shall state the principal terms in an Agreement duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards:
Each Agreement shall state the purchase price per share, if any, of the Shares covered by each Stock Grant, which purchase price shall be determined by the Administrator but shall not be less than the minimum consideration required by the law of The Netherlands on the date of the grant of the Stock Grant;
(a)Each Agreement shall state the number of Shares to which the Stock Grant pertains;
(b)Each Agreement shall include the terms of any right of the Company to restrict or reacquire the Shares subject to the Stock Grant, including the time period or attainment of Performance Goals or such other performance criteria upon which such rights shall accrue and the purchase price therefor, if any; and
(c)Dividends (other than stock dividends to be issued pursuant to Paragraph 25 of the Plan) may accrue but shall not be paid prior to the time, and may be paid only to the extent that the restrictions or rights to reacquire the Shares subject to the Stock Grant lapse. Any entitlement to dividend equivalents or similar entitlements will be established and administered either consistent with an exemption from, or in compliance with the applicable requirements of Section 409A.

8.TERMS AND CONDITIONS OF OTHER STOCK-BASED AWARDS.
The Administrator shall have the right to grant other Stock-Based Awards based upon the Common Stock having such terms and conditions as the Administrator may determine, including, without limitation, the grant of Shares based upon certain conditions, the grant of securities convertible into Shares and the grant of SARs, phantom stock awards or restricted stock units. The principal terms of each Stock-Based Award shall be set forth in an Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company. Each Agreement shall include the terms of any right of the Company, including the right to terminate the Stock-Based Award without the issuance of Shares, the terms of any vesting conditions, Performance Goals or events upon which Shares shall be issued, provided that dividends (other than stock dividends to be issued pursuant to Paragraph 25 of the Plan) or dividend equivalents may accrue but shall not be paid prior to and may be paid only to the extent that the Shares subject to the Stock-Based Award vest. Under no circumstances may the Agreement covering SARs (a) have an exercise or base price (per share) that is less than the Fair Market Value per share of Common Stock on the date of grant or (b) expire more than ten years following the date of grant.
9.PERFORMANCE-BASED AWARDS.
The Committee shall determine whether, with respect to a performance period, the applicable Performance Goals have been met with respect to a given Participant and, if they have, to so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be issued for such performance period until such certification is made by the Committee. The number of Shares issued in respect of a Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period, and any dividends (other than stock dividends to be issued pursuant to Paragraph 25 of the Plan) or dividend equivalents that accrue shall only be paid in respect of the number of Shares earned in respect of such Performance-Based Award.
10.EXERCISE OF OPTIONS AND ISSUE OF SHARES.
An Option (or any part or installment thereof) shall be exercised by giving written notice to the Company or its designee (in a form acceptable to the Administrator, which may include electronic notice), together with provision for payment of the aggregate exercise price in accordance with this Paragraph for the Shares as to which the Option is being exercised, and upon compliance with any other condition(s) set forth in the Option Agreement. Such notice shall be signed by the person exercising the Option (which signature may be provided electronically in a form acceptable to the Administrator), shall state the number of Shares with respect to which the Option is being exercised and shall contain any representation required by the Plan or the Option Agreement. Payment of the exercise price for the Shares as to which such Option is being exercised shall be made (a) in United States dollars in cash or by check; or (b) at the discretion of the Administrator, through delivery of shares of Common Stock held for at least six months (if required to avoid negative accounting treatment) having a Fair Market Value equal as of the date of the exercise to the aggregate cash exercise price for the number of Shares as to which the Option is being exercised; or (c) at the discretion of the Administrator, by having the Company retain from the Shares otherwise issuable upon exercise of the Option, a number of Shares having a Fair Market Value equal as of the date of exercise to the aggregate exercise price for the number of Shares as to which the Option is being exercised; or (d) at the discretion of the Administrator, in accordance with a cashless exercise program established with a securities brokerage firm, and approved by the Administrator; or (e) at the discretion of the Administrator, by any combination of (a), (b), (c) and (d) above or (f) at the discretion of the Administrator, by payment of such other lawful consideration as the Administrator may determine. Notwithstanding the foregoing, the Administrator shall accept only such payment on exercise of an ISO as is permitted by Section 422.
The Company shall then reasonably promptly deliver the Shares as to which such Option was exercised to the Participant (or to the Participant’s Survivors, as the case may be). In determining what constitutes “reasonably promptly,” it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company if the Administrator determines it is necessary to comply with any law or regulation (including, without limitation, federal securities laws) that requires the Company to take any action with respect to the Shares prior to their issuance. The Shares shall, upon delivery, be fully paid, non-assessable Shares.
11.PAYMENT IN CONNECTION WITH THE ISSUANCE OF STOCK GRANTS AND STOCK-BASED AWARDS AND ISSUE OF SHARES.
Any Stock Grant or Stock-Based Award requiring payment of a purchase price for the Shares as to which such Stock Grant or Stock-Based Award is being granted shall be made (a) in United States dollars in cash or by check; or (b) at the discretion of the Administrator, through delivery of shares of Common Stock held for at least six months (if required to avoid negative accounting treatment) and having a Fair Market Value equal as of the date of payment to the purchase price of the Stock Grant or Stock-Based Award; or (c) by delivery of a promissory note, if the Board of Directors has expressly authorized the loan of funds to the Participant for the purpose of enabling or assisting the Participant to effect such purchase; (d) at the discretion of the Administrator, by any combination of (a) through (c) above; or (e) at the discretion of the Administrator, by payment of such other lawful consideration as the Administrator may determine.
The Company shall, when required by the applicable Agreement, reasonably promptly deliver the Shares as to which such Stock Grant or Stock-Based Award was made to the Participant (or to the Participant’s Survivors, as the case may be), subject to any escrow provision set forth in the applicable Agreement. In determining what constitutes “reasonably promptly,” it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company if the Administrator determines it is necessary to comply with any law or regulation (including, without limitation, federal securities laws) which requires the Company to take any action with respect to the Shares prior to their issuance.
12.RIGHTS AS A SHAREHOLDER.
No Participant to whom a Stock Right has been granted shall have rights as a shareholder with respect to any Shares covered by such Stock Right except after due exercise of an Option or issuance of Shares as set forth in any Agreement, tender of the aggregate exercise or purchase price, if any, for the Shares being purchased and registration of the Shares in the Company’s share register in the name of the Participant. In addition, at the discretion of the Administrator, the Company shall have received an opinion of its counsel that the Shares may be issued in compliance with the Securities Act without registration thereunder.
13.ASSIGNABILITY AND TRANSFERABILITY OF STOCK RIGHTS.
By its terms, a Stock Right granted to a Participant cannot be transferable by the Participant, which prohibition of transferability shall have property law effect (goederenrechtelijke werking) within the meaning of article 3:83(2) of the Dutch Civil Code, other than (i) by will or by the laws of descent and distribution, or (ii) as approved by the Administrator in its discretion and set forth in the applicable Agreement provided that no Stock Right may be transferred by a Participant for value. Notwithstanding the foregoing, an ISO transferred except in compliance with clause (i) above shall no longer qualify as an ISO. The designation of a beneficiary of a Stock Right by a Participant, with the prior approval of the

Administrator and in such form as the Administrator shall prescribe, shall not be deemed a transfer prohibited by this Paragraph. Except as provided above, during the Participant’s lifetime a Stock Right shall only be exercisable by or issued to such Participant (or his or her legal representative) and shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted transfer, assignment, pledge, hypothecation or other disposition of any Stock Right or of any rights granted thereunder contrary to the provisions of this Plan, or the levy of any attachment or similar process upon a Stock Right, shall be null and void.
14.EFFECT ON OPTIONS OF TERMINATION OF SERVICE OTHER THAN “FOR CAUSE” OR DEATH OR DISABILITY.
Except as otherwise provided in a Participant’s Option Agreement, in the event of a termination of service (whether as an Employee, Director or Consultant) with the Company or an Affiliate before the Participant has exercised an Option, the following rules apply:
(a)A Participant who ceases to be an Employee, Director or Consultant of the Company or of an Affiliate (for any reason other than termination “for cause,” Disability, or death for which events there are special rules in Paragraphs 15, 16, and 17, respectively), may exercise any Option granted to such Participant to the extent that the Option is exercisable on the date of such termination of service, but only within such term as the Administrator has designated in a Participant’s Option Agreement.
(b)Except as provided in Subparagraph (c) below, or Paragraph 16 or 17, in no event may an Option intended to be an ISO be exercised later than three months after the Participant’s termination of employment.
(c)The provisions of this Paragraph, and not the provisions of Paragraph 16 or 17, shall apply to a Participant who subsequently becomes Disabled or dies after the termination of employment, Director status or consultancy; provided, however, in the case of a Participant’s Disability or death within three months after the termination of employment, Director status or consultancy, the Participant or the Participant’s Survivors may exercise the Option within one year after the date of the Participant’s termination of service, but in no event after the date of expiration of the term of the Option.
(d)Notwithstanding anything herein to the contrary, if subsequent to a Participant’s termination of employment, termination of Director status or termination of consultancy, but prior to the exercise of an Option, the Administrator determines that, either prior or subsequent to the Participant’s termination, the Participant engaged in conduct which would constitute “cause,” then such Participant shall forthwith cease to have any right to exercise any Option.
(e)A Participant to whom an Option has been granted under the Plan who is absent from the Company or an Affiliate because of temporary disability (any disability other than a Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, Director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide; provided, however, that, for ISOs, any leave of absence granted by the Administrator of greater than three months, unless pursuant to a contract or statute that guarantees the right to reemployment, shall cause such ISO to become a Non-Qualified Option on the date that is six months following the commencement of such leave of absence.

(f)Except as required by law or as set forth in a Participant’s Option Agreement, Options granted under the Plan shall not be affected by any change of a Participant’s status within or among the Company and any Affiliates, so long as the Participant continues to be an Employee, Director or Consultant of the Company or any Affiliate.
15.EFFECT ON OPTIONS OF TERMINATION OF SERVICE “FOR CAUSE.”
Except as otherwise provided in a Participant’s Option Agreement, the following rules apply if the Participant’s service (whether as an Employee, Director or Consultant) with the Company or an Affiliate is terminated “for cause” prior to the time that all his or her outstanding Options have been exercised:
(a)All outstanding and unexercised Options as of the time the Participant is notified his or her service is terminated “for cause” will immediately be forfeited.
(b)“Cause” is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of “cause” occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service but prior to the exercise of an Option, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute “cause,” then the right to exercise any Option is forfeited.
16.EFFECT ON OPTIONS OF TERMINATION OF SERVICE FOR DISABILITY.
Except as otherwise provided in a Participant’s Option Agreement:
(a)A Participant who ceases to be an Employee, Director or Consultant of the Company or of an Affiliate by reason of Disability may exercise any Option granted to such Participant to the extent that the Option has become exercisable but has not been exercised on the date of the Participant’s termination of service due to Disability; and in the event rights to exercise the Option accrue periodically, to the extent of a pro rata portion through the date of the Participant’s termination of service due to Disability of any additional vesting rights that would have accrued on the next vesting date had the Participant not become Disabled. The proration shall be based upon the number of days accrued in the current vesting period prior to the date of the Participant’s termination of service due to Disability.
(b)A Disabled Participant may exercise the Option only within the period ending one year after the date of the Participant’s termination of service due to Disability, notwithstanding that the Participant might have been able to exercise the Option as to some or all of the Shares on a later date if the Participant had not been terminated due to Disability and had continued to be an Employee, Director or Consultant or, if earlier, within the originally prescribed term of the Option.
(c)The Administrator shall make the determination both of whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.
17.EFFECT ON OPTIONS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.
Except as otherwise provided in a Participant’s Option Agreement:

(a)In the event of the death of a Participant while the Participant is an Employee, Director or Consultant of the Company or of an Affiliate, such Option may be exercised by the Participant’s Survivors to the extent that the Option has become exercisable but has not been exercised on the date of death; and in the event rights to exercise the Option accrue periodically, to the extent of a pro rata portion through the date of death of any additional vesting rights that would have accrued on the next vesting date had the Participant not died. The proration shall be based upon the number of days accrued in the current vesting period prior to the Participant’s date of death.
(b)If the Participant’s Survivors wish to exercise the Option, they must take all necessary steps to exercise the Option within one year after the date of death of such Participant, notwithstanding that the decedent might have been able to exercise the Option as to some or all of the Shares on a later date if he or she had not died and had continued to be an Employee, Director or Consultant or, if earlier, within the originally prescribed term of the Option.
18.EFFECT OF TERMINATION OF SERVICE ON UNACCEPTED STOCK GRANTS AND STOCK-BASED AWARDS.
In the event of a termination of service (whether as an Employee, Director or Consultant) with the Company or an Affiliate for any reason before the Participant has accepted a Stock Grant or a Stock-Based Award and paid the purchase price, if required, such grant shall terminate.
For purposes of this Paragraph 18 and Paragraph 19 below, a Participant to whom a Stock Grant or a Stock-Based Award has been issued under the Plan who is absent from work with the Company or with an Affiliate because of temporary disability (any disability other than a Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, Director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide.
In addition, for purposes of this Paragraph 18 and Paragraph 19 below, any change of employment or other service within or among the Company and any Affiliates shall not be treated as a termination of employment, Director status or consultancy so long as the Participant continues to be an Employee, Director or Consultant of the Company or any Affiliate.
19.EFFECT ON STOCK GRANTS AND STOCK -BASED AWARDS OF TERMINATION OF SERVICE OTHER THAN “FOR CAUSE,” DEATH OR DISABILITY.
Except as otherwise provided in a Participant’s Agreement, in the event of a termination of service for any reason (whether as an Employee, Director or Consultant), other than termination “for cause,” death or Disability for which there are special rules in Paragraphs 20, 21, and 22 below, before all forfeiture provisions or Company rights of repurchase shall have lapsed, then the Company shall have the right to cancel or repurchase that number of Shares subject to a Stock Grant or Stock-Based Award as to which the Company’s forfeiture or repurchase rights have not lapsed.
20.EFFECT ON STOCK GRANTS AND STOCK–BASED AWARDS OF TERMINATION OF SERVICE “FOR CAUSE.”
Except as otherwise provided in a Participant’s Agreement, the following rules apply if the Participant’s service (whether as an Employee, Director or Consultant) with the Company or an Affiliate is terminated “for cause”:

(a)All Shares subject to any Stock Grant or Stock -Based Award that remain subject to forfeiture provisions or as to which the Company shall have a repurchase right shall be immediately forfeited to the Company as of the time the Participant is notified his or her service is terminated “for cause.”
(b)“Cause” is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of “cause” occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute “cause,” then all Shares subject to any Stock Grant or Stock-Based Award that remained subject to forfeiture provisions or as to which the Company had a repurchase right on the date of termination shall be immediately forfeited to the Company.
21.EFFECT ON STOCK GRANTS AND STOCK-BASED AWARDS OF TERMINATION OF SERVICE FOR DISABILITY.
Except as otherwise provided in a Participant’s Agreement, the following rules apply if a Participant ceases to be an Employee, Director or Consultant of the Company or of an Affiliate by reason of Disability: to the extent the forfeiture provisions or the Company’s rights of repurchase have not lapsed on the date of Disability, they shall be exercisable; provided, however, that in the event such forfeiture provisions or rights of repurchase lapse periodically, such provisions or rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant or Stock-Based Award through the date of Disability as would have lapsed had the Participant not become Disabled. The proration shall be based upon the number of days accrued prior to the date of Disability.
The Administrator shall make the determination both as to whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.
22.EFFECT ON STOCK GRANTS AND STOCK -BASED AWARDS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.
Except as otherwise provided in a Participant’s Agreement, the following rules apply in the event of the death of a Participant while the Participant is an Employee, Director or Consultant of the Company or of an Affiliate: to the extent the forfeiture provisions or the Company’s rights of repurchase have not lapsed on the date of death, they shall be exercisable; provided, however, that in the event such forfeiture provisions or rights of repurchase lapse periodically, such provisions or rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant or Stock-Based Award through the date of death as would have lapsed had the Participant not died. The proration shall be based upon the number of days accrued prior to the Participant’s date of death.
23.PURCHASE FOR INVESTMENT.
(a)Unless the offering and sale of the Shares shall have been effectively registered under the Securities Act, the Company shall be under no obligation to issue Shares under the Plan unless and until the following conditions have been fulfilled:
(b)The person who receives a Stock Right shall warrant to the Company, prior to the receipt of Shares, that such person is acquiring such Shares for his or her own account, for investment, and not with a view to, or for sale in connection with, the distribution of any such Shares, in which event the person acquiring such Shares shall be bound by the provisions of the following legend (or a legend in substantially similar form) which shall be endorsed upon the certificate evidencing the Shares issued pursuant to such exercise or such grant of a Stock Right:
“The shares represented by this certificate have been taken for investment and they may not be sold or otherwise transferred by any person, including a pledgee, unless (1) either (a) a Registration Statement with respect to such shares shall be effective under the Securities Act of 1933, as amended, or (b) the Company shall have received an opinion of counsel satisfactory to it that an exemption from registration under such Act is then available, and (2) there shall have been compliance with all applicable state securities laws.”
24.DISSOLUTION OR LIQUIDATION OF THE COMPANY.
Upon the dissolution or liquidation of the Company, all Options granted under this Plan which as of such date shall not have been exercised and all Stock Grants and Stock-Based Awards which have not been accepted, to the extent required under the applicable Agreement, will terminate and become null and void; provided, however, that if the rights of a Participant or a Participant’s Survivors have not otherwise terminated and expired, the Participant or the Participant’s Survivors will have the right immediately prior to such dissolution or liquidation to exercise or accept any Stock Right to the extent that the Stock Right is exercisable or subject to acceptance as of the date immediately prior to such dissolution or liquidation. Upon the dissolution or liquidation of the Company, any outstanding Stock-Based Awards shall immediately terminate unless otherwise determined by the Administrator or specifically provided in the applicable Agreement.
25.ADJUSTMENTS.
Upon the occurrence of any of the following events, a Participant’s rights with respect to any Stock Right granted to such Participant hereunder shall be adjusted as hereinafter provided, unless otherwise specifically provided in a Participant’s Agreement.
(a)Stock Dividends and Stock Splits.
(i)If (1) the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, or (2) additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Common Stock, each Stock Right and the number of shares of Common Stock deliverable thereunder shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made, including, in the exercise, base or purchase price per share and in the Performance Goals applicable to outstanding Performance-Based Awards to reflect such events. The number of Shares subject to the limitations in Paragraphs 3(a), 3(b), 3(d) and 4(c) shall also be proportionately adjusted upon the occurrence of such events.
(ii)The Administrator may also make adjustments of the type described in Paragraph 25(a)(i) above to take into account distributions to stockholders other than those provided for in Paragraphs 25(b) below, or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan or any award, having due regard for the qualification of ISOs under Section 422, the requirements of Section 409A, to the extent applicable.

(iii)References in the Plan to Shares will be construed to include any stock or securities resulting from an adjustment pursuant to this Paragraph 25(a).
(b)Corporate Transactions. Upon a Corporate Transaction, the Administrator or the board of directors of any entity assuming the obligations of the Company hereunder (the “Successor Board”), may, as to outstanding Options, take any of the following actions: (i) make appropriate provision for the continuation of such Options by substituting on an equitable basis for the Shares then subject to such Options either the consideration payable with respect to the outstanding shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity; or (ii) upon written notice/ to the Participants, provide that such Options must be exercised (either (A) to the extent then exercisable or (B) at the discretion of the Administrator, any such Options being made partially or fully exercisable for purposes of this Subparagraph), within a specified number of days of the date of such notice, at the end of which period such Options which have not been exercised shall terminate; or (iii) terminate such Options in exchange for payment of an amount equal to the consideration payable upon consummation of such Corporate Transaction to a holder of the number of shares of Common Stock into which such Option would have been exercisable (either (A) to the extent then exercisable or, (B) at the discretion of the Administrator, any such Options being made partially or fully exercisable for purposes of this Subparagraph) less the aggregate exercise price thereof. For purposes of determining the payments to be made pursuant to Subclause (iii) above, in the case of a Corporate Transaction the consideration for which, in whole or in part, is other than cash, the consideration other than cash shall be valued at the fair value thereof as determined in good faith by the Board of Directors. For the avoidance of doubt, if the per share exercise price of an Option or portion thereof is equal to or greater than the Fair Market Value of one Share of Common Stock, such Option may be cancelled with no payment due hereunder or otherwise in respect thereof.
With respect to outstanding Stock Grants or Stock-Based Awards, the Administrator or the Successor Board, shall make appropriate provision for the continuation of such Stock Grants or Stock-Based Awards on the same terms and conditions by substituting on an equitable basis for the Shares then subject to such Stock Grants or Stock-Based Awards either the consideration payable with respect to the outstanding Shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity. In lieu of the foregoing, in connection with any Corporate Transaction, the Administrator may provide that, upon consummation of the Corporate Transaction, each outstanding Stock Grant or Stock-Based Award shall be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such Corporate Transaction to a holder of the number of shares of Common Stock comprising such Stock Grantor Stock-Based Award (to the extent such Stock Grant or Stock-Based Award is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of the Administrator, all forfeiture and repurchase rights being waived). For the avoidance of doubt, if the purchase or base price of a Stock Grant or Stock-Based Award or portion thereof is equal to or greater than the Fair Market Value of one Share of Common Stock, such Stock Grant or Stock-Based Award, as applicable, may be cancelled with no payment due hereunder or otherwise in respect thereof.
In taking any of the actions permitted under this Paragraph 25(b), the Administrator shall not be obligated by the Plan to treat all Stock Rights, all Stock Rights held by a Participant, or all Stock Rights of the same type, identically.
A Stock Right may be subject to acceleration of vesting and exercisability upon or after a change of control as may be provided in the Agreement for such Stock Right, in any other written agreement between the Company or any Affiliate and the Participant or in any Director compensation policy of the Company.
(c)Recapitalization or Reorganization. In the event of a recapitalization or reorganization of the Company other than a Corporate Transaction pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, a Participant upon exercising an Option or accepting a Stock Grant after the recapitalization or reorganization shall be entitled to receive for the price paid upon such exercise or acceptance if any, the number of replacement securities which would have been received if such Option had been exercised or Stock Grant accepted prior to such recapitalization or reorganization.
(d)Adjustments to Stock-Based Awards. Upon the happening of any of the events described in Subparagraphs (a), (b) or (c) above, any outstanding Stock-Based Award shall be appropriately adjusted to reflect the events described in such Subparagraphs. The Administrator or the Successor Board shall determine the specific adjustments to be made under this Paragraph 25, including, but not limited to the effect of any, Corporate Transaction change of control and, subject to Paragraph 4, its determination shall be conclusive.
(e)Termination of Awards upon Consummation of Corporate Transaction. Except as the Administrator may otherwise determine, each Stock Right will automatically terminate (and in the case of outstanding Shares of restricted Common Stock, will automatically be forfeited) immediately upon the consummation of a Corporate Transaction, other than (i) any award that is assumed, continued or substituted pursuant to Paragraph 24(b) above, and (ii) any cash award that by its terms, or as a result of action taken by the Administrator, continues following the consummation of the Corporate Transaction.
26.ISSUANCES OF SECURITIES.
(a)Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Stock Rights. Except as expressly provided herein, no adjustments shall be made for dividends paid in cash or in property (including without limitation, securities) of the Company prior to any issuance of Shares pursuant to a Stock Right.
(b)The Company will not be obligated to issue any Shares pursuant to the Plan or to remove any restriction from Shares previously issued under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance of such Shares have been addressed and resolved; (ii) if the outstanding Shares is at the time of issuance listed on any stock exchange or national market system, the Shares to be issued have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the award have been satisfied or waived. The Company may require, as a condition to the exercise of an award or the issuance of Shares under an award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act, as amended, or any applicable state or non-U.S. securities law. Any Shares issued under the Plan will be evidenced in such manner as the Administrator determines appropriate, including book-entry registration or delivery of stock certificates. In the event that the Administrator determines that stock certificates will be issued in connection with Shares issued under the Plan, the Administrator may require that such certificates bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending the lapse of the applicable restrictions.
27.FRACTIONAL SHARES.
No fractional shares shall be issued under the Plan and the person exercising a Stock Right shall receive from the Company cash in lieu of such fractional shares equal to the Fair Market Value thereof.

28.WITHHOLDING.
In the event that any federal, state, or local income taxes, employment taxes, Federal Insurance Contributions Act withholdings or other amounts are required by applicable law or governmental regulation to be withheld from the Participant’s salary, wages or other remuneration in connection with the issuance of a Stock Right or Shares under the Plan or for any other reason required by law, the Company may withhold from the Participant’s compensation, if any, or may require that the Participant advance in cash to the Company, or to any Affiliate of the Company which employs or employed the Participant, the statutory minimum amount of such withholdings unless a different withholding arrangement, including the use of shares of the Company’s Common Stock or a promissory note, is authorized by the Administrator (and permitted by law). For purposes hereof, the fair market value of the shares withheld for purposes of payroll withholding shall be determined in the manner set forth under the definition of Fair Market Value provided in Paragraph 1 above, as of the most recent practicable date. If the Fair Market Value of the shares withheld is less than the amount of payroll withholdings required, the Participant may be required to advance the difference in cash to the Company or the Affiliate employer.
29.TERMINATION OF THE PLAN.
The Plan will terminate on April 28, 2033, the date which is ten years from the earlier of the date of its adoption by the Board of Directors and the date of its approval by the shareholders of the Company. The Plan may be terminated at an earlier date by vote of the shareholders or the Board of Directors of the Company; provided, however, that any such earlier termination shall not affect any Agreements executed prior to the effective date of such termination. Termination of the Plan shall not affect any Stock Rights theretofore granted.
30.AMENDMENT OF THE PLAN AND AGREEMENTS.
The Plan may be amended by the shareholders of the Company. The Plan may also be amended by the Administrator; provided that any amendment approved by the Administrator which the Administrator determines is of a scope that requires shareholder approval shall be subject to obtaining such shareholder approval, including, without limitation, to the extent necessary to qualify any or all outstanding Stock Rights granted under the Plan or Stock Rights to be granted under the Plan for favorable federal income tax treatment as may be afforded ISOs under Section 422 and to the extent necessary to qualify the Shares issuable under the Plan for listing on any national securities exchange or quotation in any national automated quotation system of securities dealers.
Any modification or amendment of the Plan shall not, without the consent of a Participant, adversely affect his or her rights under a Stock Right previously granted to such Participant, unless such amendment is required by applicable law or necessary to preserve the economic value of such Stock Right. With the consent of the Participant affected, the Administrator may amend outstanding Agreements in a manner which may be adverse to such Participant but which is not inconsistent with the Plan. In the discretion of the Administrator, outstanding Agreements may be amended by the Administrator in a manner which is not adverse to the Participant. Nothing in this Paragraph 30 shall limit the Administrator’s authority to take any action permitted pursuant to Paragraph 25.
31.EMPLOYMENT OR OTHER RELATIONSHIP.
Nothing in this Plan or any Agreement shall be deemed to prevent the Company or an Affiliate from terminating the employment, consultancy or Director status of a Participant, nor to prevent a Participant from terminating his or her own employment, consultancy or Director status or to give any Participant a right to be retained in employment or other service by the Company or any Affiliate for any period of time.

32.SECTION 409A AND SECTION 422.
The Company intends that the Plan and any Stock Rights granted hereunder be exempt from or comply with Section 409A, to the extent applicable. The Company intends that ISOs comply with Section 422, to the extent applicable. Any ambiguities in the Plan or any Stock Right shall be construed to effect the intent as described in this Paragraph 32.
If a Participant is a “specified employee” as defined in Section 409A (and as applied according to procedures of the Company and its Affiliates) as of such Participant’s separation from service, to the extent any payment under this Plan or pursuant to a Stock Right constitutes non-exempt deferred compensation under Section 409A that is being paid by reason of the separation from service, no payments due under this Plan or pursuant to a Stock Right may be made until the earlier of: (i) the first day of the seventh month following the Participant’s separation from service, or (ii) the Participant’s date of death; provided, however, that any payments delayed during this six-month period shall be paid in the aggregate in a lump sum, without interest, on the first day of the seventh month following the Participant’s separation from service.
The Administrator shall administer the Plan with a view toward ensuring that Stock Rights under the Plan that are subject to Section 409A or Section 422, as applicable comply with the requirements thereof and that Options under the Plan be exempt from the requirements of Section 409A or compliant with Section 422, as applicable, but neither the Administrator nor any member of the Board of Directors, nor the Company nor any of its Affiliates, nor any other person acting hereunder on behalf of the Company, the Administrator or the Board of Directors shall be liable to a Participant or any Survivor by reason of the acceleration of any income, or the imposition of any additional tax or penalty, with respect to a Stock Right, whether by reason of a failure to satisfy the requirements of Section 409A or Section 422 or otherwise.
33.INDEMNITY.
Neither the Board of Directors nor the Administrator, nor any members of either, nor any employees of the Company or any parent, subsidiary, or other Affiliate, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with their responsibilities with respect to this Plan, and the Company hereby agrees to indemnify the members of the Board or Directors, the members of the Committee, and the employees of the Company and its parent or subsidiaries in respect of any claim, loss, damage, or expense (including reasonable counsel fees) arising from any such act, omission, interpretation, construction or determination to the full extent permitted by law.
34.CLAWBACK.
Notwithstanding anything to the contrary contained in this Plan, the Company may recover from a Participant any compensation received from any Stock Right (whether or not settled) or cause a Participant to forfeit any Stock Right (whether or not vested) in the event that the Company’s clawback policy as then in effect is triggered.
35.GOVERNING LAW.
This Plan shall be construed and enforced in accordance with the law of The Netherlands.
36.WAIVER OF JURY TRIAL.
By accepting or being deemed to have accepted an award under the Plan, each Participant waives (or will be deemed to have waived), to the maximum extent permitted under applicable law, any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan or any award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees (or will be deemed to have agreed) that any such action, proceedings or counterclaim will be tried before a court and not before a jury. By accepting or being deemed to have accepted an award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers. Notwithstanding anything to the contrary in the Plan, nothing herein is to be construed as limiting the ability of the Company and a Participant to agree to submit any dispute arising under the terms of the Plan or any ward to binding arbitration or as limiting the ability of the Company to require any individual to agree to submit such disputes to binding arbitration as a condition of receiving an award hereunder.
37.UNFUNDED OBLIGATIONS.
The Company’s obligations under the Plan are unfunded, and no Participant will have any right to specific assets of the Company in respect of any award under the Plan. Participants will be general unsecured creditors of the Company with respect to any amounts due or payable under the Plan.